No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Notice of the Convocation of the 80th Ordinary General Meeting of Stockholders to be held on June 23, 2004 (which is a translation of the original notice in the Japanese language mailed on May 28, 2004 to the holders of Honda Common Stock in Japan).

Exhibit 2:

Translation of Notice of Resolutions passed by the 80th Ordinary General Meeting of Stockholders (which was mailed to the holders of Honda Common Stock in Japan on June 23, 2004).

Exhibit 3:

English translation of Public Notice of Unconsolidated Financial Statements for the 80th Fiscal Period ended March 31, 2004 (which appeared in Nippon Keizai Shinbun on June 24, 2004).

Exhibit 4:

On June 8, 2004, Honda Motor Co., Ltd. announced that it received brisk orders for its new flagship minivan Elysion since its launch on May 13th. (Ref. #C04-038)

Exhibit 5:

On June 16, 2004, Honda Motor Co., Ltd. announced the release of the 250cc bike PS250, which fuses the open feel of a motorcycle with the comfort of a scooter, representing Honda’s new concept in urban bikes. (Ref #M04-021)

Exhibit 6:

On June 18, 2004, Honda Motor Co., Ltd. announced the release of the Dio Cesta, an all-new 50cc scooter. (Ref #M04-022)

Exhibit 7:

On June 21, 2004, Honda Motor Co., Ltd. issued its Honda Environmental Annual Report 2004, outlining the Company’s domestic Japanese environmental performance for fiscal 2004 and its objectives for fiscal 2005. (Ref. #C04-042)

Exhibit 8:

On June 24, 2004, Sundiro Honda Motorcycle Co., Ltd., Honda’s motorcycle production and sales joint venture in China, began sales of the 50cc scooter, “Ziyou Today”, in the Chinese market (known as “Today” in Japan). (Ref. #C04-043)

Exhibit 9:

On June 25, 2004, Honda Motor Co., Ltd. announced production, domestic sales and export results for the month of May 2004. (Ref. #C04-044)

Exhibit 10:

On June 25, 2004, Honda Motor Co., Ltd. announced details concerning the number of orders it received for its newly introduced Fit automobile, which underwent a minor model change and was unveiled on June 10th. (Ref. #C04-045)

Exhibit 11:

On June 28, 2004, American Honda released the first images of its 2005 Accord V6 Hybrid, a gas-electric hybrid version of Honda’s best selling car, scheduled to go on-sale at Honda dealerships nationwide later this year.

Exhibit 12:

On June 29, 2004, Honda Motor Co., Ltd. announced that it received notification from the Tokyo Regional Taxation Bureau, of a reassessment of the profits Honda earned from transactions with Moto Honda da Amazonia, Ltda., its local subsidiary in Brazil, for the 6-year period of 1997-2002. (Ref. #C04-046)

Documents not attached hereto:

1. Annual Securities Report was filed on June 23, 2004, with the Ministry of Finance of Japan and Tokyo Stock Exchange. This Annual Securities Report is prepared in accordance with and filed pursuant to the Securities and Exchange Law of Japan and contains, among other things, the following information with respect to the Registrant:

(a) Report of Registrant’s Japanese Auditors and financial statements on a consolidated basis, prepared in accordance with generally accepted accounting principles in the United States, for fiscal year ended March 31, 2004.

(b) Brief description of the business operations of the Registrant.

The annual Securities Report also includes the Report of Registrant’s Japanese Auditors and financial statement on an unconsolidated (parent company only) basis, prepared in accordance with generally accepted accounting principles in Japan, for fiscal year ended March 31, 2004.

No English translation, version or summary of the foreign report has been prepared.

2. English language summary of translation of topics and information contained in “Honda Kabunushi Tsushin”, news for shareholders, No.121, 2004, a special issue containing the Business Report of the Company for the 80th fiscal year period from April 1, 2003 to March 31, 2004, which was prepared in full in the Japanese language and mailed to the stockholders of Honda Motor Co., Ltd. Common Stocks in Japan in June 2004.

Due to the similar information covered by the Notice of Convocation of the 80th Ordinary General Meeting of Stockholders, this Kabunushi Tsushin will not be appended hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: July 9, 2004

NOTICE OF CONVOCATION OF

THE 80TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD AT THE TOKYO INTERNATIONAL FORUM, TOKYO, JAPAN

ON JUNE 23, 2004 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 28, 2004

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 28, 2004

To Stockholders:

Notice of Convocation of the 80th

Ordinary General Meeting of Stockholders

Dear Stockholders:

You are hereby notified that the 80th Ordinary General Meeting of Stockholders will be held as stated below. You are respectfully requested to attend the meeting.

If you are unable to attend the aforesaid meeting, you are requested to study the reference documents attached hereto, and exercise your voting rights by means of either (A) or (B) mentioned below.

(A) To indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items of business on the agenda and to return to the Company the said form after affixing thereto your seal impression.

(B) To indicate on the website (http://www.web54.net) your approval or disapproval of the items of business on the agenda, according to the website instructions. Access to the website requires a voting right code number and password, both of which are indicated on the right side of the voting right exercise form enclosed herein.

Yours faithfully,

Honda Motor Co., Ltd. 1-1, 2-chome, Minami-Aoyama Minato-ku, Tokyo

By:	/s/ Takeo Fukui
Takeo Fukui
President and Representative Director

Particulars

1. Time and Date:	10:00 a.m. on June 23, 2004 (Wednesday)

2. Place:	Hall B7 (previously, Hall B) on the 7th floor of B block, Tokyo International Forum, located at 5-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo

3. Agenda:

Matters to be reported:

Report on the Business Report, Balance Sheet and Statement of Income for the 80th Fiscal Year (from April 1, 2003 to March 31, 2004)

Matters to be resolved:

First Item:

Approval of Proposal for Appropriation of Retained Earnings for the 80th Fiscal Year

Second Item:

Partial Amendments to the Articles of Incorporation

An outline of the measure is provided in “Reference Documents Concerning Exercise of Voting Right” (p. 25-p. 26).

Third Item:

Election of Thirty-Six (36) Directors

Fourth Item:

Election of Three (3) Corporate Auditors

Fifth Item:

Revision of Amount of Remuneration Payable to Directors

Sixth Item:

Payment of Bonus to Directors and Corporate Auditors for the 80th Fiscal Year

Seventh Item:

Presentation of Retirement Allowance to Retiring Directors and Corporate Auditors for Their Respective Services

4. Attached Documents Are as Follows:

[Attached Document 1]

Business Report

For the Period

From: April 1, 2003

To: March 31, 2004

1. OUTLINE OF BUSINESS

(1) Review of Operations

During fiscal 2004, ended March 31, 2004, economic conditions surrounding Honda Motor Co., Ltd., were on a gradual trend toward recovery. The U.S. economy displayed signs of upward momentum, and economic growth was sustained in most Asian countries throughout the second half of the term. The EU economies, however, remained generally slow, while in Japan, despite lackluster consumer spending, both exports and capital investment were up.

Against this backdrop, Honda strove to strengthen its corporate structure so as to respond quickly and accurately to the diverse needs of its customers. With respect to R&D, the Company worked to accelerate the development of safety and environmental technologies as well as enhance its product offerings with new values. On the production side, Honda implemented further reforms to its production systems while working to expand the capacity of its Asian and other overseas production facilities and also commenced component production at newly established facilities. In its sales activities, in addition to strengthening its sales force, the Company strove to augment its product lineup, including product supply that transcends national boundaries. Although Honda achieved growth in automobile exports and other sales, net sales for the period were held to ¥3,319.7 billion, hovering at approximately the same level as that for the previous fiscal year, primarily as a result of an easing off of automobile sales in Japan. Export sales totaled ¥2,175.6 billion, corresponding to 65.5% of net sales. Although the depreciation of the U.S. dollar threatened to suppress revenue, ordinary profit increased ¥68.5 billion, to ¥311.2 billion, on the strength of effective cost-cutting measures and improved non-operating income as well as the positive effects of the change to accounting standards for royalty revenue. Net income climbed ¥56.4 billion, to ¥226.4 billion.

Sales of each business segment were as follows:

Segment		Amount Yen (millions)	Changes from the previous fiscal year (%)	Percentage of total (%)
Motorcycles	Japan Export Total	72,625 344,990 417,616	–8.9 –6.8 –7.1	12.6
Automobiles	Japan Export Total	1,048,253 1,727,610 2,775,864	–10.7 9.3 0.8	83.6
Power Products	Japan Export Total	23,286 103,026 126,312	1.1 8.6 7.2	3.8
Total	Japan Export Total	1,144,165 2,175,628 3,319,793	–10.4 6.3 –0.1	100.0

Note: The amounts described above disregard and round off amounts of less than ¥1 million.

Motorcycles—Honda continued to apply cutting-edge technologies to augment its lineup of environment-friendly products while at the same time working to enhance its sales force aimed at meeting the diversifying needs of its customers. The Company introduced the XR250 Motard on road/off road dual-purpose sports bike, featuring powerful and dynamic design, and the CBR600 RR super sports bike, which incorporates all of the advanced technologies and styling of Honda’s racing machines. We also commenced imports from China of the Spacy 100 and Dio scooters. Honda also launched the Smart Dio Z4, the world’s first 50cc scooter to be equipped with the Honda Programmed Fuel Injection System (PGM-FI), with which it provides cleaner emissions and superb fuel efficiency. Domestic sales dipped 6.1%, to 403,000 units, as a result of an easing off of scooter sales, while exports slipped 5.9%, to 730,000 units, due to such factors as a softening of sales elsewhere in Asia.

Automobiles—Honda endeavored to create new value to meet its customers’ needs and augment its attractive product lineup while working to enhance product safety and environmental soundness. Among its accomplishments during the term, the Company put its new collision safety body into practical application and expanded its range of vehicles that are certified under Japan’s Ministry of Land, Infrastructure and Transport’s 2005 75% emissions reduction standard. Regarding new products introduced during the term, Honda commenced imports from the United States of the Element, a new concept SUV, and also incorporated the world’s first Collision Mitigating Brake System and the superbly environment-friendly new i-VTEC engine into the new Inspire. We also brought to market the new Life, which features high safety levels and environment-friendliness with practical and stylish design, as well as the new Odyssey, which delivers a roomy interior and sporty mobility through the use of our newly developed low-floor platform. Furthermore, in July 2003 Honda became the first company to lease fuel-celled powered vehicles for private corporations when it commenced lease sales of its FCX fuel-cell car. Despite a dip in sales of the Fit, the Odyssey and the Life both sold well domestically during the term. However, domestic sales volume dropped 16.8%, to 725,000 units. In exports, although sales to Europe increased, sales to North America eased off and export sales volume slackened 1.4%, to 479,000 units.

Power Products—Honda strove to meet the diversifying needs of its customers and contribute to their livelihood by creating new value and augmenting its lineup of environment-friendly products. In new products, the Company introduced the BF135 and BF150 four-stroke outboard engines, which, thanks to its advanced technologies, are both powerful and environment-friendly, as well as the HSS1170i hybrid snowblower. We also launched the GX35 four-stroke, general-purpose engine, which is highly environment-friendly and can be operated in a variety of positions, and also the UMK435 mower, which is powered by the GX35. Domestic sales slid 1.3%, to 467,000 units, due to such factors as a decline in sales of pumps and snowblowers, although sales of general-purpose engines, generators, and other products increased. In exports, although sales of lawn mowers and other products slackened, sales of general-purpose engines, generators, and other products expanded, and export sales climbed 14.7%, to 4,674,000 units.

Capital expenditures during the fiscal year under review totaled ¥85.0 billion, an 8.8% increase from the previous fiscal year.

Breakdown	Amount Yen (millions)	Changes from the previous fiscal year (%)
Motorcycle-related production facilities	2,700	9.7
Automobile-related production facilities	31,587	1.1
Power product-related production facilities	997	10.8
Other investments	49,765	14.2
Total	85,050	8.8

Note: The amounts described above disregard and round off amounts of less than ¥1 million.

Capital expenditures for production facilities were made to expand, rationalize, and renew production facilities. “Other investments” consist primarily of the expansion of sales and R&D facilities as well as the takeover of property from subsidiaries.

Financing

There was no stock or bond issuance during the fiscal year ended March 31, 2004.

(2) Preparing for the Future

The economy of the United States is showing a recovery, while consumer spending for the latter half of fiscal 2005 may be expected to slow down. On the other hand, Asian and other regions are expected to remain stable. However, the management environment is still experiencing difficult conditions due to global political and economic uncertainties and currency movements. Competition in the Japanese market is expected to intensify amid continuing weak domestic consumer spending.

Under such circumstances, Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of its customers and society as well as changes in the business environment. Furthermore, we will endeavor to continue to raise the quality of our products and make further progress in safety and environment-friendliness.

Honda recognizes that the further enhancing of the following specific areas is essential to its success:

R&D

Production efficiency

Sales efficiency

Product quality

Safety technologies

The environment

R&D

Along with efforts to develop more effective safety and environmental technologies, Honda will create and swiftly introduce new value-added products that meet specific needs in various regional markets.

Honda will also continue efforts in the research of future technologies, including the advancement of a bipedal humanoid robot and a business jet.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity with aims to increase its capability of supplying high quality products that meet market needs. In addition to the ongoing expansion of these systems, Honda also intends to expand on a global scale the supply network of its competitive products and component parts.

Sales Efficiency

Honda will expand its product lines and upgrade its sales structure. Through the innovative use of IT, Honda will also promote its efforts in customer communications.

To give its customers further satisfaction, Honda will continue to make efforts to offer high quality service promptly throughout the world.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing coordination among its development, purchasing, production, sales, and service departments.

Safety Technologies

Honda will develop the technologies for reducing aggressivity, as well as the technologies for accident prediction and prevention and for reduction of passenger and pedestrian injuries. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training programs provided by local dealerships.

The Environment

Honda will step up the introduction of clean, fuel-efficient engine technologies and recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize environmental impact, as measured by Life Cycle Assessment*, in all of its business fields, including logistics and sales. In its production activities, Honda promotes environmental preservation issues under its Green Factory concept.

*Life Cycle Assessment

A comprehensive system for quantifying the environmental impact of Honda’s products throughout their life cycles, from material procurement and energy consumption to waste disposal.

Honda will continue to evolve in each of these areas, focusing on activities aligned with these three directions—“Value creation,” “Globalization” and “Commitment for the future”—to reach its goal of becoming a company that society wants to exist.

As always, we look forward to your continued support.

2. CORPORATE DATA (as of March 31, 2004)

(1) Principal Lines of Business

The Company principally carries out the production and sale of transportation machinery and equipment, motors, agricultural machinery and appliances as well as other machinery and equipment. The Company also engages in business related to the above. Products are categorized into the following segments and principal products of each segment are as follows:

Segment	Principal products
Motorcycles	Motorized Bicycles Mid-size Motorcycles Large-size Motorcycles ATVs Personal Water Crafts	(Today, Super Cub, Dio, Smart Dio) (Fusion, Forza, XR250, FTR) (CB400, CB1300, CBR600, Shadow) (Fourtrax series*) (Aquatrax*)

Automobiles	Compact Cars Sub-compact Cars Minivehicles

(Legend, NSX, Inspire, Accord, Odyssey, CR-V, S2000, Lagreat,

Integra, MDX, Element, Step WGN)

(Civic, Partner, HR-V, Insight, Stream, Fit, Mobilio, Mobilio Spike,

Fit Aria)

(Acty, Life, Vamos, That’s)

Power products

General-Purpose Engines (GX120), Generators (EU9i), Power Tillers (Komame), Snow Throwers

(Snowla), Trimmers (UMK425), Water Pumps (WB20XT), Lawn Mowers (HRG465), Outboard Engines

(BF2), Electric Wheelchairs (MonPal), Power Carriers (Rikimaru), Tractors (Mighty)

Note:	* denotes a product not sold domestically in Japan.

(2) Principal Business Offices and Factories

Name	Location
Head Office	Minato-ku, Tokyo
Suzuka Factory	Suzuka City
Saitama Factory	Sayama City
Hamamatsu Factory	Hamamatsu City
Kumamoto Factory	Ohzu-machi, Kumamoto Prefecture
Mohka Plant of Tochigi Factory	Mohka City
Takanezawa Plant of Tochigi Factory	Takanezawa-cho, Tochigi Prefecture

(3) Common Stock

(a) Total number of shares authorized to be issued by the Company	3,600,000,000 shares
(b) Total number of shares issued	974,414,215 shares
(c) Number of stockholders	59,564

(4) Acquisition, Disposal and Retention of Treasury Stock

(a) Stock retained at the previous fiscal year-end
Common stock: 12,797,465 shares
(b) Stock acquired
Shares acquired pursuant to Article 210 of the Commercial Code of Japan
Common stock: 20,787,400 shares
Total purchase price: ¥95,277 million
Acquisition of stock less than one transaction unit
Common stock: 9,022 shares
Total acquisition price: ¥41 million

(c) Stock disposal
Disposal due to merger of subsidiary
Common stock: 94,200 shares
Total disposal value: ¥413 million
The disposed shares are shares that were issued to shareholders (with the exception of the Company) of Honda Sogo Tatemono Co., Ltd., instead of new shares upon its merger into the parent company.
Disposal due to subscription request for additional shares required to form one transaction unit
Common stock: 1,423 shares
Total disposal value: ¥6 million
(d) Stock retained at fiscal year-end
Common stock: 33,498,264 shares

Note:	Following accounts settlement from April 1 to 15, 2004, the following acquisition of the Company’s stock was implemented.

Shares acquired pursuant to Article 210 of the Commercial Code of Japan
Common stock: 1,760,900 shares
Total acquisition price: ¥8,338 million

(5) Employees

Item	Total
Number of employees	27,187
(Compared with the previous fiscal year)	–611
Average age	43.5
Average length of service (years)	22.5

Note:	The above refers to full-time employees.

(6) Principal Consolidation

1) Principal Subsidiaries

Company	Capital (millions)	Percentage owned by Honda (%)	Main lines of business
Honda Finance Co., Ltd.	¥11,090	100.0	Providing credit facilities for Honda products and leasing
Honda R&D Co., Ltd.	¥7,400	100.0	Research and development of Honda products
Suzuka Circuitland Co., Ltd.	¥2,000	86.0	Operation of amusement parks and a racing circuit
American Honda Finance Corp. (U.S.A.)	US$1,366	* 100.0	Providing credit facilities for Honda products and leasing
Honda of America Mfg., Inc. (U.S.A.)	US$578	* 100.0	Manufacture and sale of Honda products
Honda Manufacturing of Alabama, L.L.C. (U.S.A.)	US$400	* 100.0	Manufacture and sale of Honda products
American Honda Motor Co., Inc. (U.S.A.)	US$200	100.0	Import and sale of Honda products
Honda Transmission Mfg. of America, Inc. (U.S.A.)	US$42	* 100.0	Manufacture and sale of Honda parts
Honda Power Equipment Mfg., Inc. (U.S.A.)	US$26	* 100.0	Manufacture and sale of Honda products
Honda North America, Inc. (U.S.A.)	US$1	100.0	Coordinating operations of subsidiaries in North America
Honda Canada Finance, Inc. (Canada)	C$235	* 100.0	Providing credit facilities for Honda products and leasing
Honda Canada Inc. (Canada)	C$226	* 100.0	Manufacture, import and sale of Honda products

Company	Capital (millions)	Percentage owned by Honda (%)	Main lines of business
Honda de Mexico, S.A. de C.V. (Mexico)	MXN257	* 100.0	Import of Honda products and manufacture and sale of Honda products and parts
Honda of the U.K. Manufacturing Ltd. (U.K.)	GBP670	* 100.0	Manufacture and sale of Honda products and parts
Honda Motor Europe Ltd. (U.K.)	GBP340	* 100.0	Coordinating operations of subsidiaries in Europe and import and sale of Honda products
Honda Finance Europe plc. (U.K.)	GBP38	* 100.0	Providing credit facilities for Honda products
Honda Motor Europe (North) G.m.b.H. (Germany)	EUR70	* 100.0	Import and sale of Honda products and coordinating operations in northern Europe
Honda Italia Industriale S.p.A. (Italy)	EUR8	100.0	Manufacture, import and sale of Honda products
Honda Europe N.V. (Belgium)	EUR31	* 100.0	Import and sale of Honda parts and products
Honda Motor Europe (South) S.A. (France)	EUR40	100.0	Import and sale of Honda products and coordinating operations in southern Europe
Honda Automobile (Thailand) Co., Ltd. (Thailand)	THB5,460	* 91.4	Manufacture and sale of Honda products
Asian Honda Motor Co., Ltd. (Thailand)	THB442	100.0	Coordinating operations of subsidiaries in the ASEAN region and import and sale of Honda products
PT. Honda Precision Parts Manufacturing (Indonesia)	IDR541,440	100.0	Manufacture and sale of Honda products
Honda Taiwan Co., Ltd. (Taiwan)	TWD3,580	100.0	Manufacture and sale of Honda products
Honda Siel Cars India Ltd. (India)	INR3,600	99.0	Manufacture and sale of Honda products
Honda Motorcycle and Scooter India (Private) Ltd. (India)	INR3,000	* 100.0	Manufacture and sale of Honda products
Honda Automoveis do Brasil Ltda. (Brazil)	BRL882	* 100.0	Manufacture, import and sale of Honda products
Moto Honda da Amazonia Ltda. (Brazil)	BRL319	* 100.0	Manufacture and sale of Honda products
Honda South America Ltda. (Brazil)	BRL119	100.0	Coordinating operations of subsidiaries in South America

Notes:	1. Capital amounts of less than one million have been disregarded and rounded off.
2. * includes ownership through subsidiaries.

2)	Development and Financial Results of the Company and Its Subsidiaries and Affiliates

Development

1.	PT. Honda Precision Parts Manufacturing increased its capital by US$48 million (406,080 million Indonesian rupiahs), thus becoming a principal subsidiary of Honda Motor Co., Ltd.

2.	To better respond to the growing demand and increasingly diverse needs of the Chinese market, in July 2003, Honda, together with Dongfeng Motor Corp., established Dongfeng Honda Automobile (Wuhan) Co., Ltd., a joint venture to manufacture and sell finished automobiles. This new joint venture was created by Honda acquiring a 50% stake in existing finished automobile manufacturer and sales company Wuhan Grand Motor Co., Ltd., and changing that company’s name.

Dongfeng Honda Automobile (Wuhan) Co., Ltd., also increased its capital by US$30 million during the term, US$15 million of which was undertaken by Honda. Honda maintains a 50% stake in the joint venture.

3.	On July 1, 2003, through the “simplified merger” procedure based on the regulations set forth in Article 413-3 of the Commercial Code of Japan, 70%-owned subsidiary Honda Sogo Tatemono Co., Ltd., was merged into the Company.

Financial Results

The number of consolidated subsidiaries is 317, including the 29 principal subsidiaries referred to previously, and the number of companies that are accounted for by the equity method is 124. The consolidated financial results are as follows:

		Fiscal year
Item		80th From Apr. 1, 2003 to Mar. 31, 2004	79th From Apr. 1, 2002 to Mar. 31, 2003	Changes from the previous fiscal year (%)
Net sales and other operating revenue	Yen (millions)	8,162,600	7,971,499	2.4

Net income	Yen (millions)	464,338	426,662	8.8
Basic net income per common share	Yen	486.91	439.43	10.8
Total assets	Yen (millions)	8,328,768	7,681,291	8.4
Net assets	Yen (millions)	2,874,400	2,629,720	9.3
Net assets per share	Yen	3,054.90	2,734.69	11.7

Notes: 1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts, etc.

2.	Basic net income per common share is calculated using the average number of shares outstanding during the fiscal year.

3.	Net assets per share is computed based on the number of shares outstanding at the end of the fiscal year.

(7) Financial Results and Property for the Last Four Years

		Fiscal year
Item		77th From Apr. 1, 2000 to Mar. 31, 2001	78th From Apr. 1, 2001 to Mar. 31, 2002	79th From Apr. 1, 2002 to Mar. 31, 2003	80th From Apr. 1, 2003 to Mar. 31, 2004
Net sales	Yen (millions)	3,042,022	3,211,186	3,322,719	3,319,793
Ordinary profit	Yen (millions)	137,374	218,987	242,680	311,244
Net income	Yen (millions)	11,326	134,925	170,035	226,494
Net income per share	Yen	11.62	138.47	174.63	237.51
Total assets	Yen (millions)	1,765,814	1,937,805	2,061,331	2,276,766
Net assets	Yen (millions)	1,236,686	1,342,648	1,421,254	1,541,100
Net assets per share	Yen	1,269.16	1,377.92	1,477.49	1,637.87

Notes: 1.	The amounts in millions of yen described above disregard and round off amounts of less than ¥1 million.

2.	The increase in ordinary profit for the 78th term compared with the 77th term was due to the influence of currency exchange rates as well as the Company’s cost reduction efforts. The increase in net income for the 78th term compared with the 77th term was due to the increase in ordinary profit as well as improvements to extraordinary income.

3.	Financial results for the year under review are as stated in (1) Review of Operations (page 4) of 1. OUTLINE OF BUSINESS.

4.	As from the 79th fiscal year, per share information is calculated using “Accounting Standard for Basic Net Income per Share” (Accounting Standards Board of Japan, Financial Accounting Standards No. 2, September 25, 2002) and “Implementation Guidance on Accounting Standard for Net Income per Share” (Accounting Standards Board of Japan, Financial Accounting Implementation Guidance No. 4, September 25, 2002).

(8) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Yoshihide Munekuni

President and Representative Director	Takeo Fukui

Executive Vice President and Representative Director	Koichi Amemiya	Chief Operating Officer for Regional Operations (North America) President and Director of Honda North America, Inc Chairman and Director of American Honda Motor Co., Inc

Senior Managing and Representative Directors	Michiyoshi Hagino	Chief Operating Officer for Automobile Operations General Supervisor, Information Systems

	Minoru Harada	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) President and Director of Honda Motor Europe Ltd.

	Motoatsu Shiraishi	Chief Operating Officer for Production Operations Risk Management Officer General Supervisor, Production

	Satoshi Aoki	Chief Operating Officer for Business Management Operations

	Hiroshi Okubo	Chief Operating Officer for Business Support Operations Chief Officer for Driving Safety Promotion Center in Business Support Operations Compliance Officer

Managing Directors	Atsuyoshi Hyogo	Chief Operating Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd.

	Satoshi Dobashi	Chief Operating Officer for Regional Sales Operations (Japan)

	Satoshi Toshida	Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd. President and Director of Honda Leasing (Thailand) Co., Ltd.

	Koki Hirashima	President and Director of Honda of America Mfg., Inc.

	Koichi Kondo	President and Director of American Honda Motor Co., Inc.

	Yasuo Ikenoya	Chief Operating Officer for Motorcycle Operations

	Toru Onda	Chief Operating Officer for Purchasing Operations

Title	Name	Area of Responsibility or Principal Occupations
	Akira Takano	Executive Vice President and Director of Honda Motor Europe Ltd. President and Director of Honda of the U.K. Manufacturing Ltd.

	Takanobu Ito	Motor Sports President and Director of Honda R&D Co., Ltd.

Director	Satoru Kishi	Adviser of the Board of The Bank of Tokyo-Mitsubishi, Ltd.

Director and Advisor	Hiroyuki Yoshino

Directors	Mikio Yoshimi	Human Resources, Associate Relations and Administration for Business Support Operations

	Masaaki Kato	President and Director of Honda Manufacturing of Alabama, L.L.C.

	Shigeru Takagi	President and Director of Honda Canada Inc.

	Masahiro Yoshimura	Automobile New Model Center for Production Operations

	Hiroshi Kuroda	Products for Automobile Operations

	Akio Hamada	President and Director of Honda Engineering Co., Ltd.

	Teruo Kowashi	Production Planning & Logistics for Production Operations General Manager of Automobile Production Planning Office in Production Operations

	Seiichi Moriguchi	General Manager of Accounting Division for Business Management Operations

Tetsuo Iwamura

Chief Operating Officer for Regional Operations (South America)

President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

	Takashi Yamamoto	Quality, Certification & Regulation Compliance and Service Technology

	Masaru Takabayashi	General Manager of IT Division Manager of IT Planning Office

	Tatsuhiro Oyama	Chief Operating Officer for Service Parts Operations

	Suguru Kanazawa	Senior Managing Director of Honda R&D Co., Ltd. President and Director of Honda Racing Corporation

	Manabu Nishimae	Deputy Chief Operating Officer for Regional Sales Operations (Japan) General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

	Fumihiko Ike	Chief Operating Officer for Power Products Operations

	Masaya Yamashita	General Manager of Automobile Purchasing Division 1 for Purchasing Operations

	Hiroshi Kobayashi	Executive Vice President and Director of Honda Motor Europe Ltd.

Corporate Auditors (Full-time)	Kunihiro Chujo

Title	Name	Area of Responsibility or Principal Occupations
Koji Miyajima

Corporate Auditors	Koukei Higuchi	Advisor of the Board of The Tokio Marine and Fire Insurance Co., Ltd.

	Kuniyasu Yamada	President of MTB Apple Planning Co., Ltd.

Notes: 1.	Mr. Satoru Kishi is an outside director, as set forth in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

2.	Corporate Auditors Mr. Koukei Higuchi and Mr. Kuniyasu Yamada are outside corporate auditors as provided in Article 18, Section 1, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

3.	The Directors who retired during the fiscal year under review are as follows: Mr. Katsuro Suzuki, on June 24, 2003 Mr. Nobuhiko Kawamoto, on June 24, 2003 Mr. Toshio Saito, on June 24, 2003

4.	The Corporate Auditors who retired during the fiscal year under review are as follows: Mr. Kenichi Takashima, on June 24, 2003 Mr. Yasuharu Yabuta, on June 24, 2003

(9) Principal Stockholders

Name	Number of shares held (thousands)	Percentage as against total shares issued (%)	Number of shares held by Honda
			Number of shares held (thousands)	(%)
Japan Trustee Services Bank, Ltd.	70,074	7.5	—	—
The Master Trust Bank of Japan, Ltd.	48,143	5.2	—	—
State Street Bank and Trust Company	37,876	4.1	—	—
The Tokio Marine and Fire Insurance Co., Ltd.	37,459	4.0	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	35,555	3.8	—	—
Moxley & Co.	35,062	3.8	—	—
The Chase Manhattan Bank, N.A. London	28,507	3.1	—	—
Meiji Yasuda Life Insurance Company	28,444	3.0	—	—
Sompo Japan Insurance Inc.	23,830	2.6	1,000	0.1
Nippon Life Insurance Company	19,281	2.1	—	—

Notes: 1.	The number of shares described above disregard and round off figures of less than 1,000 shares.

2.	The Company holds 2,000 shares of common stock of Millea Holdings, Inc., which is the wholly owning parent company of The Tokio Marine and Fire Insurance Co., Ltd.

3.	The Company holds 16,000 shares of common stock and 3,000 shares of preferred stock without voting rights of Mitsubishi Tokyo Financial Group, Inc., which is the wholly owning parent company of The Bank of Tokyo-Mitsubishi, Ltd.

4.	Meiji Yasuda Life Insurance Company was established on January 1, 2004, by the merger of Meiji Life Insurance Company and Yasuda Life Insurance Company.

5.	All stocks held in Japan Trustee Services Bank, Ltd., and The Master Trust Bank of Japan, Ltd., are owned in connection with the respective bank’s trust business.

6.	State Street Bank and Trust Company and The Chase Manhattan Bank, N.A. London hold shares owned primarily by institutional investors and are the official holders of such stock.

7.	Moxley & Co. is an official holder of stock of JPMorgan Chase Bank, which is a depository institution for American Depository Receipts (ADRs) and European Depository Receipts (EDRs).

8.	The Company holds 33,498 thousand shares of treasury stock.

3. SIGNIFICANT EVENT OF THE COMPANY WHICH OCCURRED SUBSEQUENT TO YEAR-END

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (Confederated Welfare Pension Funds)” (the Fund), of which the Company is one of the members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from the obligation for benefits related to future employee service in respect of the substitutional portion on April 1, 2004.

The Company applies “Practical Guidelines on Accounting Standards for Retirement Benefits (Interim Report)” (The Japanese Institute of Certified Public Accountants Accounting System Committee Report No. 13, September 2, 2003), and will recognize a gain or loss resulting from the difference between the retirement benefit obligation of the substitutional portion and the related government-specified portion of the plan assets of the Fund at the date that the Company is granted an approval (the approval) for separation of the substitutional portion of the benefit obligation related to past services.

The amount of gain or loss to be recognized at the date of the approval is uncertain since market value of the plan assets that the Fund holds is uncertain, and the allocation of the minimum reserve for benefit obligation by each member company of the Fund is undeterminable.

[Attached Document 2]

Balance Sheet

Yen (millions)
As of Mar. 31, 2004

ASSETS	2,276,766
1. Total current assets	964,590
Cash and bank deposits	364,965
Notes receivable	2,701
Accounts receivable	303,059
Finished goods	59,697
Parts for sale	29,352
Raw materials	11,638
Work in process	13,849
Supplies	10,155
Advance payments	13,351
Prepaid expenses	6,715
Deferred income tax	66,481
Short-term loans receivable	96
Short-term loans receivable—subsidiaries and affiliates	24,726
Other receivable	34,992
Others	27,900
Allowance for doubtful accounts	–5,093
2. Total fixed assets	1,312,176
Total tangible fixed assets	623,296
Buildings	437,746
Accumulated depreciation	245,345
Buildings, net	192,400
Structures	98,273
Accumulated depreciation	57,290
Structures, net	40,982
Machinery and equipment	495,783
Accumulated depreciation	414,184
Machinery and equipment, net	81,598
Automobiles	14,177
Accumulated depreciation	8,426
Automobiles, net	5,750
Tools, furniture and fixtures	212,058
Accumulated depreciation	185,244
Tools, furniture and fixtures, net	26,814
Land	268,391
Construction in progress	7,358
Intangible assets	5,975
Patents	114
Leaseholds	2,112
Trademarks	24
Software	3,231
Others	493
Total investments and other assets	682,903
Investment securities	117,405
Investment securities—subsidiaries and affiliates	391,874
Investments and other assets	19
Investments—subsidiaries and affiliates	89,073
Long-term loans receivable—employees	750
Receivables in bankruptcy	21,997
Long-term prepaid expenses	1,320
Deferred income taxes	44,228
Deposits	23,110
Others	10,742
Allowance for doubtful accounts	–17,620
Total assets	2,276,766

Yen (millions)
As of Mar. 31, 2004
LIABILITIES	735,666
1. Total current liabilities	586,800
Notes payable—trade	1,406
Accounts payable	325,621
Short-term loans payable	2,998
Current portion of long-term loans payable	96
Other payable	37,196
Accrued expenses	86,204
Income taxes payable	38,619
Advances received	470
Deposits received	1,566
Deferred revenue	176
Current portion of accrued product warranty	47,531
Accrued employees’ bonuses	42,492
Accrued directors’ bonus	650
Notes payable—other	1,327
Others	444
2. Total non-current liabilities	148,865
Long-term loans payable	735
Accrued product warranty	36,986
Accrued employees’ retirement benefits	101,061
Accrued officers’ retirement benefits	6,407
Others	3,675

STOCKHOLDERS’ EQUITY	1,541,100
1. Common stock	86,067
2. Total capital surplus	170,504
Capital surplus	170,313
Other capital surplus, realized gain on treasury stock, at cost	190
3. Total retained earnings	1,393,806
Legal reserve	21,516
Appropriated retained earnings
Reserve for dividend	67,300
General reserve	1,049,300
Reserve for special depreciation	2,015
Reserve for reduction of acquisition cost of fixed assets	11,416
Unappropriated retained earnings	242,257
4. Unrealized gains on securities available for sale, net	42,387
5. Treasury stock	–151,665
Total liabilities and stockholders’ equity	2,276,766

[Attached Document 3]

Statement of Income

Yen (millions)
Year ended Mar. 31, 2004
Net sales	3,319,793
Cost of sales
Finished goods and parts for sale at beginning of year	95,231
Production cost	2,027,631
Other additions	186,682
Total	2,309,545
Transfer to other accounts	3,586
Finished goods and parts for sale at end of year	89,049
2,216,909
Gross profit	1,102,883
Selling, general and administrative expenses	918,109
Operating profit	184,773
Non-operating income
Interest income	393
Dividend income	106,229
Rental income	19,589
Foreign exchange gains, net	14,143
Others	3,120
143,476
Non-operating expenses
Interest expenses	146
Contributions	818
Depreciation	11,042
Depreciation of rental assets	2,969
Loss on disposal of inventories	311
Others	1,716
17,005
Ordinary income	311,244
Extraordinary gain
Gain on sale of fixed assets	946
Gain on sale of investment securities	4,559
5,505
Extraordinary loss
Loss on disposal of fixed assets	8,391
Loss on devaluation of investment securities	75
Loss on devaluation of investment securities—subsidiaries and affiliates	5
Others	4
8,476
Income before income taxes	308,273
Income taxes:
Current	102,125
Deferred	–20,346
81,779
Net income	226,494
Unappropriated retained earnings at beginning of year	33,918
Interim dividends paid	18,155
Unappropriated retained earnings at end of year	242,257

Significant Accounting Policies

1.	Securities

(a)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

(b)	Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or loss, net of applicable income taxes, are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

(c)	Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2.	Inventories are stated at the lower of the last purchase cost or market.

3.	Derivative financial instruments are stated at fair value.

4.	Depreciation of tangible fixed assets is computed by using the declining-balance method.

5.	Amortization of intangible assets is computed by using the straight-line method.

6.	The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

7.	An accrued product warranty has been provided as a total of the following:

(a)	An estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probabilities of future warranty cost.

(b)	An estimate of future warranty claims mainly associated with reportings to regulatory authorities.

8.	Accrued employees’ bonuses are provided for payments of bonuses to employees based on the amount of the estimated employees’ bonus payments, which is attributable to the fiscal year.

9.	As stipulated in Article 43 of the Commercial Code Enforcement Regulation, accrued directors’ bonuses are provided for the payment of bonuses to directors and corporate auditors based on the amount of the estimated directors’ bonus payments.

10.	Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the fiscal year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the straight-line method over the average remaining years of service of the employees.

11.	As stipulated in Article 43 of the Commercial Code Enforcement Regulation, accrued directors’ retirement benefits are provided for the payment of retirement benefits to directors and corporate auditors based on the amount payable at the fiscal year-end in accordance with bylaws of the Company.

12.	Finance lease transactions, except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

13.	Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes. A consumption tax refund receivable is included in “Others” of current assets.

Changes to Accounting Policies

1.	Effective the year ended March 31, 2004, the financial statements are prepared based on the Commercial Code Enforcement Regulation, which was amended by “the Ministerial Ordinance to Amend Part of the Commercial Code Enforcement Regulation” (Ministry of Justice, Ordinance No. 68, September 22, 2003).

2.	Prior to the year ended March 31, 2003, royalty income for the Company’s industrial property right etc., and know-how had been recognized when receipts became due. Effective April 1, 2003, the Company changed the method of recognizing royalty income to recognize such income at the end of the royalty calculation period in accordance with each contract.

This change was made because the new method results in a better recognition of income in each period, given the increased significance of royalty income to the Company’s operations since royalty income increased for the year ended March 31, 2004, mainly due to the expansion of production capacity in the North America region, and the Company expects royalty income will continue to increase due to expanding overseas production.

The effect of this change for the year ended March 31, 2004 is an increase in “Sales,” “Gross profit,” “Operating income,” “Ordinary income,” and “Income before income taxes” of ¥28,551 million.

Additional Information

“Practical Treatment of Accounting for Directors’ Bonuses” (Accounting Standards Board of Japan, Report of Practical Issues, No. 13, March 9, 2004) was adopted from the year ended March 31, 2004. The effect of this change is immaterial to the statement of income.

Notes for Balance Sheet

1. Amount of reduction of acquisition cost of tangible fixed assets	¥1 million

2. The value of credits from and debts to subsidiaries and affiliates is as follows:
Short-term credits from subsidiaries and affiliates	¥258,638 million
Long-term credits from subsidiaries and affiliates	¥19,744 million
Short-term debts to subsidiaries and affiliates	¥176,791 million
Long-term debts to subsidiaries and affiliates	¥1,629 million

3. Besides the fixed assets shown in the balance sheet, some computer units are in use under lease contracts.

4. Guarantees issued	¥90,830 million
Similar activities	¥311,796 million

Similar activities comprise the Keepwell Agreement between the Company and subsidiaries, which was issued for credit enhancement to support the Company’s subsidiaries’ financing.

5. Net assets as defined in Article 124, Item 3 of the Commercial Code Enforcement Regulations	¥47,213 million

6. Export bills of exchange (without letters of credit) discounted	¥5,221 million

Notes for Statement of Income

1. Transactions with subsidiaries and affiliates are as follows:
Sales to subsidiaries and affiliates	¥2,575,536 million
Purchases from subsidiaries and affiliates	¥729,296 million
Non-operating transactions with subsidiaries and affiliates	¥197,804 million

2. Total research and development expenses	¥446,960 million

3. Net income per share for the year	¥237.51

[Attached Document 4]

Proposal for Appropriation of Retained Earnings

Unappropriated retained earnings at the end of the year	¥242,257,385,715
Reversal of reserve for special depreciation	¥545,731,369
Reversal of reserve for reduction of acquisition cost of fixed assets	¥51,906,531

Total	¥242,855,023,615

Proposed Appropriation is as follows:

Dividends (¥23 per share)	¥21,641,066,873
Reserve for dividends	¥8,000,000,000
Reserve for special depreciation	¥737,633,655
Reserve for reduction of acquisition cost of fixed assets	¥403,726,000
Earnings to be carried forward	¥212,072,597,087

Note: An interim dividend payment totaling ¥18,155,070,133 (¥19 per share) was paid on November 25, 2003.

[Attached Document 5]

Independent Auditors’ Report
To the Board of Directors	April 22, 2004
of Honda Motor Co., Ltd.
Shin Nihon & Co.
Representative and Engagement
Partner (C.P.A.)
Yoshinobu Shimizu (Seal)
Representative Engagement
Partner (C.P.A.)
Masahiko Sano (Seal)
Engagement Partner (C.P.A.)
Toshihiro Yasada (Seal)

In accordance with Article 2, Paragraph 1 of “The Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha”, we have audited the balance sheet, the statement of income, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supplementary schedules of Honda Motor Co., Ltd. (the Company) for the 80th fiscal year from April 1, 2003 to March 31, 2004. The accounting matters which we have audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company. The above balance sheet, statement of income, business report, proposal for appropriation of retained earnings and supplementary schedules (the legal documents) are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on the legal documents based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we obtain reasonable assurance about whether the legal documents are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the legal documents, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall legal document presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included the procedures applied to the accounts of the Company’s subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

(1)	the balance sheet and the statement of income present properly the Company’s financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

As noted in Changes to Accounting Policies, the Company changed the method of recognizing royalty income for the Company’s industrial property right etc., and know-how to recognize such income at the end of the royalty calculation period in accordance with each contract. Previously, royalty income had been recognized when receipts became due. The change, with which we concur, was made because the new method results in a better recognition of income in each period given the increased significance of royalty income to the Company’s operations since royalty income increased for the year ended March 31, 2004, mainly due to the expansion of production capacity in the North America region, and the Company expects royalty income will continue to increase due to expanding overseas production.

(2)	the accounting matters stated in the business report present properly the Company’s affairs in accordance with the related regulations and the Articles of Incorporation,

(3)	the proposal of appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

(4)	there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

The subsequent event regarding the transfer to the Japanese Government of the substitutional portion of employees’ pension fund liabilities noted in “Significant Event of the Company Which Occurred Subsequent to Year-End” of the business report may have a significant effect to the Company’s financial position and the result of its operations in future years.

We have no interest in the Company which should be disclosed in compliance with the provisions of the Certified Public.

[Attached Document 6]

Corporate Auditors’ Report

Mr. Takeo Fukui	April 26, 2004

President and Representative Director of
Honda Motor Co., Ltd.	Board of Corporate Auditors Honda Motor Co., Ltd.

Corporate Auditor (Full-time) Kunihiro Chujo (Seal)
Corporate Auditor (Full-time) Koji Miyajima (Seal)
Corporate Auditor Koukei Higuchi (Seal)
Corporate Auditor Kuniyasu Yamada (Seal)

This Board of Corporate Auditors, having received reports from and consulted with each of the Corporate Auditors on the methods and results of their audits concerning the performance by the Directors of their duties during the 80th fiscal year, from April 1, 2003 through March 31, 2004, have prepared this audit report and hereby report as follows:

1. Summary of the Corporate Auditors’ Auditing Methods:

In accordance with the auditing policies and apportionment of work specified by the Board of Corporate Auditors, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to the reports on business from the Directors and the like, has examined documents and so on containing important decisions, has investigated the conditions of business and assets at the head office and other important places of business, has requested the Company’s subsidiaries to report on their operations, has visited significant subsidiaries where necessary and has investigated their conditions of business and assets. In addition, the Corporate Auditors have received reports and explanations from the statutory accountants and have examined the accounting documents and detailed statements auxiliary thereto.

In addition to the above methods, where necessary the Corporate Auditors have obtained reports from the Directors and others and have examined in detail the circumstances in connection with competitive dealings by Directors, reciprocally profitable dealings between Directors and the Company, the furnishing of a benefit or profit by the Company gratuitously, out-of-the-ordinary dealings between the Company and subsidiaries or stockholders and the acquisition and disposition by the Company of its own shares.

2. Results of Audit:

(1)	The auditing methods and results of the statutory accountants, Shin Nihon & Co., are recognized as being proper.

(2)	The business report is recognized as being in accordance with laws and regulations and the Articles of Incorporation and as properly indicating the conditions of the Company.

(3)	Reviewing the item on the agenda concerning the appropriation of retained earnings in light of the conditions of the Company’s assets and other circumstances, there are no matters that ought to be pointed out.

(4)	As the auxiliary detailed statements correctly indicate the matters that should be recorded therein, there are no matters that ought to be pointed out.

(5)	With respect to the performance of their duties by the Directors, no improper acts or material facts that violated laws and regulations or the Articles of Incorporation are recognized.

Further, no breach of his duty by a Director was recognized in connection with competitive dealings by Directors, reciprocally profitable dealings between Directors and the Company, the furnishing of benefits or profits by the Company gratuitously, out-of-the-ordinary dealings between the Company and subsidiaries or shareholders, acquisition and disposition by the Company of its own shares and so on.

(6)	As a result of our investigation of the Company’s subsidiaries, there are no matters that ought to be pointed out in respect of performance of their duties by the Directors.

Note:	Corporate Auditors Koukei Higuchi and Kuniyasu Yamada are outside statutory auditors as provided in Article 18, Paragraph 1, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

1. Total number of voting rights held by stockholders:

     9,330,848 votes

2. Reference matters with respect to the proposals:

FIRST ITEM: Approval of Proposal for Appropriation of Retained Earnings for the 80th Fiscal Year

The Company proposes to make an appropriation of retained earnings, as referred to in the Attached Document 4 (page 22) of Notice of Convocation, in order to strengthen its financial condition and take into consideration its future business development, etc.

The year-end dividend for the fiscal year under review is proposed to be ¥23 per share.

SECOND ITEM: Partial Amendments to the Articles of Incorporation

(1) Reasons for Amendments:

1)	The “Law for Partial Amendments to the Commercial Code and to the Law for Special Exceptions to the Commercial Code Concerning Audit and So On of Kabushiki Kaisha” (Law No. 132, 2003) was enforced, so that the purchase by a company of its own shares with a resolution of the board of directors has come to be admitted if it is provided for in the Articles of Incorporation. Accordingly, the provision for purchase by the Company of its own shares with a resolution of the board of directors will be newly established as Article 6 in order to enable the Company to carry out its maneuverable capital policy.

2)	Pursuant to the above-mentioned establishment, Article 6 through Article 34 of the existing Articles of Incorporation will be renumbered as Article 7 through Article 35 by moving down each of the 29 Articles.

(2) Contents of Amendments:

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Existing Articles of Incorporation	Proposed Amendments
Chapter II. Shares	Chapter II. Shares
[Newly established]	(Purchase by Company of its own shares with resolution of the Board of Directors)
Article 6. The Company may purchase its own shares with a resolution of the Board of Directors in accordance with the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Article 6. through Article 34. (description of the applicable provisions omitted)	Article 7. through Article 35. (same as at present)

THIRD ITEM: Election of Thirty-Six (36) Directors

The terms of office of the present 36 Directors are due to expire at the close of this meeting. It is proposed that 36 Directors be elected at the meeting. The names and particulars of the 36 candidates for the position of Director are given below.

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Takeo Fukui	Joined in April 1969	9,100	None
	(November 28, 1944)	President and Director of Honda Racing Corporation in May 1987
		Managing Director of Honda R&D Co., Ltd. in May 1987
		Director of the Company in June 1988
		Senior Managing Director of Honda R&D Co., Ltd. in June 1990
		Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994
		Managing Director of the Company in June 1996
		President and Director of Honda of America Mfg., Inc. in June 1996
		President and Director of Honda R&D Co., Ltd. in June 1998
		Motor Sports in June 1999
		Senior Managing Director of the Company in June 1999
		President and Director of the Company in June 2003

2.	Koichi Amemiya	Joined in April 1963	15,022	None
	(September 5, 1940)	Executive Vice President and Director of American Honda Motor Co., Inc. in May 1984
		Director of the Company in May 1986
		Managing Director of the Company in June 1989
		President and Director of American Honda Motor Co., Inc. in June 1989
		Senior Managing Director of the Company in June 1990
		President and Director of Honda North America, Inc. in October 1990 (present)
		Chief Operating Officer for Regional Operations (the Americas) in June 1994
		Executive Vice President and Director of the Company in June 1997 (present)
		Chief Operating Officer for Regional Operations (North America) in April 2000
		Chairman and Director of American Honda Motor Co., Inc. in June 2003
		Released from Chairman and Director positions of American Honda Motor Co., Inc. in April 2004
		* President and Director of Honda North America, Inc.

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
3.	Michiyoshi Hagino	Joined in April 1966	11,200	None
	(April 1, 1944)	Managing Director of Honda R&D Co., Ltd. in June 1989
		Director of the Company in June 1990
		Senior Managing Director of Honda R&D Co., Ltd. in June 1990
		Executive Vice President and Director of Honda R&D Co., Ltd. in June 1994
		Managing Director of the Company in June 1996
		Chief Operating Officer for Automobile Operations in June 1999
		Senior Managing Director of the Company in June 1999 (present)
		General Supervisor, Information Systems in April 2000
		General Supervisor, Purchasing Policy in April 2004

4.	Minoru Harada	Joined in April 1969	5,600	None
	(January 9, 1947)	General Manager of Asia & Oceania Division (Automobiles) for Overseas Regional Automobile Operations (Asia & Oceania, the Middle & Near East, Africa and Latin America) in October 1993
		Director of the Company in June 1994
		Managing Director of the Company in June 1997
		Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) in June 1998
		President and Director of Honda Motor Europe Ltd. in June 1998
		Senior Managing Director of the Company in June 1999 (present)
		Chief Operating Officer for Motorcycle Operations in April 2004

5.	Motoatsu Shiraishi	Joined in April 1969	6,200	None
	(October 14, 1946)	General Manager of Auto Production Planning Office of Automobile Planning Board in February 1993
		Director of the Company in June 1994
		Managing Director of the Company in June 1997
		President and Director of Honda Engineering Co., Ltd. in June 1997
		Chief Operating Officer of Domestic Production for Regional Operations (Japan) in June 1998
		General Supervisor, Production in April 2000 (present)
		Senior Managing Director of the Company in June 2000 (present)
		Chief Operating Officer for Production Operations in April 2001 (present)
		Risk Management Officer in April 2003 (present)
		General Supervisor, Information Systems in April 2004

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
6.	Satoshi Aoki	Joined in April 1969	6,300	None
	(August 19, 1946)	General Manager of Finance Division for Business Management
		Operations in June 1994
		Director of the Company in June 1995
		Chief Operating Officer for Business Management Operations in
		June 1998 (present)
		Managing Director of the Company in June 1998
		Senior Managing Director of the Company in June 2000 (present)
		Compliance Officer in April 2004

7.	Atsuyoshi Hyogo	Joined in April 1972	7,800	None
	(January 2, 1949)	President and Director of Honda Canada Inc. in October 1993
		Director of the Company in June 1995
		Executive Vice President and Director of American Honda Motor Co., Inc. in June 1996
		Managing Director of the Company in June 1998 (present)
		Chief Operating Officer for Regional Operations (China) in April 2003 (present)
		President of Honda Motor (China) Investment Co., Ltd. in February 2004
		* President of Honda Motor (China) Investment Co., Ltd.

8.	Satoshi Dobashi	Joined in May 1970	3,400	None
	(July 7, 1947)	General Manager of Corporate Project of the Company in December 1995
		Director of the Company in June 1996
		General Manager of Japan Automobile Sales Operations for Regional Operations (Japan) in June 1998
		Deputy Chief Operating Officer for Regional Operations (Japan) in June 1999
		Managing Director of the Company in June 1999 (present)
		Chief Operating Officer for Regional Sales Operations (Japan) in April 2001 (present)
		Chief Officer of Driving Safety Promotion Center in Regional Sales Operations (Japan) in April 2004 (present)
		Government & Industrial Affairs in April 2004

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
9.	Satoshi Toshida	Joined in May 1973	3,000	(Note 1)
	(January 13, 1947)	General Manager of Motorcycle Sales Division in Regional Operations (Asia & Oceania) in April 1995
		Director of the Company in June 1995
		President and Director of Asian Honda Motor Co., Ltd. in May 1996 (present)
		President and Director of Honda Cars (Thailand) Co., Ltd. in June 1998
		Deputy Chief Operating Officer for Regional Operations (Asia & Oceania) in June 1999
		Managing Director of the Company in June 2000 (present)
		President and Director of Honda Automobile (Thailand) Co., Ltd. in December 2000
		President and Director of Honda Leasing (Thailand) Co., Ltd. in June 2002 (present)
		Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2003
		* President and Director of Asian Honda Motor Co., Ltd.
		* President and Director of Honda Leasing (Thailand) Co., Ltd.

10.	Koki Hirashima	Joined in April 1969	3,000	None
	(November 28, 1946)	Executive Vice President of Honda of America Mfg., Inc. in June 1993
		Director of the Company in June 1997
		Executive Vice President and Director of Honda of
		America Mfg., Inc. in June 1997
		President and Director of Honda of America Mfg., Inc. in June 1998 (present)
		Managing Director of the Company in June 2000
		* President and Director of Honda of America Mfg., Inc.

11.	Koichi Kondo	Joined in April 1970	3,068	None
	(February 13, 1947)	President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.) in June 1996
		President and Director of Moto Honda da Amazonia Ltda. in June 1996
		President and Director of Honda Automoveis do Brasil Ltda. in June 1996
		Director of the Company in June 1997
		Chief Operating Officer for Regional Operations (South America) in April 2000
		Managing Director of the Company in June 2002 (present)
		Executive Vice President and Director of American
		Honda Motor Co., Inc. in April 2003
		President and Director of American Honda Motor Co., Inc. in June 2003 (present)
		Chief Operating Officer for Regional Operations (North America) in April 2004
		* President and Director of American Honda Motor Co., Inc.

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
12.	Yasuo Ikenoya	Joined in April 1971	3,400	None
	(March 7, 1948)	General Manager of Kumamoto Factory of Motorcycle Operations in Regional Operations (Japan) in June 1996
		Director of the Company in June 1998
		Senior Managing Director of Honda R&D Co., Ltd. in June 1998
		President and Director of Honda Racing Corporation in June 1998
		Executive Vice President and Director of Honda R&D Co., Ltd. in June 1999
		Chief Operating Officer for Motorcycle Operations in April 2002
		Managing Director of the Company in June 2002 (present)
		Deputy Chief Operating Officer for Regional Operations (China) in April 2004

13.	Toru Onda	Joined in April 1977	4,000	None
	(March 18, 1949)	General Manager of Automobile Purchasing Division 1 for Purchasing Operations in June 1998
		Director of the Company in June 1999
		Chief Operating Officer for Purchasing Operations in April 2000 (present)
		Managing Director of the Company in June 2002

14.	Akira Takano	Joined in April 1972	4,100	None
	(August 18, 1949)	Director of Honda R&D Co., Ltd. in June 1995
		Director of the Company in June 1996
		Executive Vice President and Director of Honda Motor Europe Ltd.
		in June 1998
		President and Director of Honda of the U.K. Manufacturing Ltd.
		in June 1998
		Managing Director of the Company in June 2003 (present)
		Chief Operating Officer for Customer Service Operations in April 2004

15.	Takanobu Ito	Joined in April 1978	3,000	None
	(August 29, 1953)	Executive Vice President of Honda R&D Americas, Inc. in April 1998
		Director of the Company in June 2000
		Senior Managing Director of Honda R&D Co., Ltd. in June 2001
		Managing Director of the Company in June 2003 (present)
		Motor Sports in June 2003
		President and Director of Honda R&D Co., Ltd. in June 2003 (present)
		General Supervisor, Motor Sports in April 2004
		* President and Director of Honda R&D Co., Ltd.

16.	Satoru Kishi (March 29, 1930)	Chairman of the Board of The Bank of Tokyo-Mitsubishi, Ltd. in June 2000	None	None
		Director of the Company in June 2001 (present)
		Adviser of the Board of The Bank of Tokyo-Mitsubishi, Ltd. in June 2002

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
17.	Hiroyuki Yoshino	Joined Honda R&D Co., Ltd. in April 1963	19,400	None
	(November 2, 1939)	Director of Honda R&D Co., Ltd. in March 1977
		Executive Vice President and Director of Honda R&D Co., Ltd. in May 1983
		Director of the Company in May 1983
		Managing Director of the Company in June 1988
		President and Director of Honda of America Mfg., Inc. in June 1988
		Senior Managing Director of the Company in June 1990
		Executive Vice President and Director of the Company in June 1992
		President and Director of Honda R&D Co., Ltd. in June 1994
		President and Director of the Company in June 1998
		Chief Operating Officer for Regional Operations (Japan) in June 1999
		Director and Advisor of the Company in June 2003

18.	Mikio Yoshimi	Joined in April 1970	3,100	None
	(September 6, 1947)	Executive Vice President and Director of Honda of America Mfg., Inc. in June 1998
		Director of the Company in June 1998 (present)
		President and Director of Honda Manufacturing of Alabama, L.L.C. in April 2000
		Human Resources and Associate Relations for Business Support Operations in April 2002
		Human Resources, Associate Relations and Administration for Business Support Operations in April 2003
		Chief Operating Officer for Business Support Operations in April 2004

19.	Masaaki Kato	Joined in April 1974	5,800	None
	(September 16, 1949)	General Manager of Human Resources Division in Business Support Operations and Manager of Human Resources Development Office in January 1998
		Director of the Company in June 1998 (present)
		President and Director of Honda Manufacturing of Alabama, L.L.C. in April 2002
		* President and Director of Honda Manufacturing of Alabama, L.L.C.

20.	Shigeru Takagi	Joined in April 1974	3,000	None
	(February 4, 1952)	President and Director of Honda Canada Inc. in June 1998
		Director of the Company in June 1998 (present)
		Chief Operating Officer for Regional Operations (Europe) in April 2004 (present)
		President and Director of Honda Motor Europe Ltd. in April 2004
		* President and Director of Honda Motor Europe Ltd.

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
21.	Hiroshi Kuroda	Joined in April 1972	3,000	None
	(August 18, 1948)	Product Planning and Marketing Office for Automobile Operations in June 1996
		Products for Automobile Operations in June 1999
		Director of the Company in June 1999 (present)
		Chief Operating Officer for Automobile Operations in April 2004

22.	Akio Hamada	Joined in April 1971	3,000	None
	(December 2, 1948)	Stationed at Honda Canada Inc. in June 1998
		Director of the Company in June 1999 (present)
		President and Director of Honda Engineering Co., Ltd. in June 2001
		* President and Director of Honda Engineering Co., Ltd.

23.	Teruo Kowashi	Joined in January 1971	3,300	None
	(November 17, 1947)	General Manager of Production Planning Office in Automobile Operations in April 2000
		Director of the Company in June 2000 (present)
		Production Planning & Logistics and General Manager of Automobile Production Planning Office in Production Operations in April 2001
		Automobile Production for Production Operations in April 2004

24.	Tetsuo Iwamura	Joined in April 1978	3,000	None
	(May 30, 1951)	Chief Operating Officer for Service Parts Operations in April 2000
		Director of the Company in June 2000 (present)
		Chief Operating Officer for Regional Operations (South America) in April 2003 (present)
		President and Director of Honda South America Ltda. in April 2003 (present)
		President and Director of Moto Honda da Amazonia Ltda. in April 2003 (present)
		President and Director of Honda Automoveis do Brasil Ltda. in April 2003
		* President and Director of Honda South America Ltda.
		* President and Director of Moto Honda da Amazonia Ltda.
		* President and Director of Honda Automoveis do Brasil Ltda.

25.	Takashi Yamamoto	Joined in April 1977	3,000	None
	(January 12, 1953)	General Manager of Automobile Purchasing Division 1 in Purchasing Operations in April 2000
		Director of the Company in June 2000 (present)
		Quality, Certification & Regulation Compliance and Service Technology in April 2002
		Quality, Certification & Regulation Compliance in April 2004

26.	Masaru Takabayashi	Joined in April 1975	3,300	None
	(January 26, 1950)	General Manager of IT Division and Manager of IT Planning Office in April 2001
		Director of the Company in June 2001 (present)
		General Manager of IT Division in April 2004

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
27.	Tatsuhiro Oyama	Joined in April 1969	3,700	None
	(July 9, 1950)

General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan) in April 2001 Director of the Company in June 2001 (present)

President and Director of Honda Motorcycle Japan Co., Ltd. in August 2001

Chief Operating Officer for Parts Operations in April 2003

28.	Suguru Kanazawa	Joined in April 1977	3,000	None
	(April 13, 1952)

President and Director of Honda Racing Corporation in

April 2002 (present)

Director of the Company in June 2002 (present)

Senior Managing Director of Honda R&D Co., Ltd. in June 2002

*  President and Director of Honda Racing Corporation

29.	Manabu Nishimae	Joined in April 1977	3,400	None
	(August 13, 1954)

Chief Operating Officer for Power Products Operations in April 2002

Director of the Company in June 2002 (present)
Deputy Chief Operating Officer for Regional Sales Operations (Japan) and General Manager of Automobile Sales Operations for Regional Sales Operations (Japan) in April 2003

30.	Fumihiko Ike	Joined in February 1982	3,000	None
	(May 26, 1952)	Chief Operating Officer of Power Products Operations in April 2003 (present) Director of the Company in June 2003

31.	Masaya Yamashita	Joined in April 1977	3,000	None
	(April 5, 1953)	General Manager of Automobile Purchasing Division 1 in Purchasing Operations in April 2002 (present) Director of the Company in June 2003

32.	Hiroshi Kobayashi	Joined in April 1978	3,200	None
	(November 12, 1954)

Executive Vice President and Director of Honda Motor Europe Ltd. in April 2003

Director of the Company in June 2003 (present)

President and Director of Honda Canada Inc. in April 2004

*  President and Director of Honda Canada Inc.

33.	†Kazuo Sagawa	Joined in April 1968	3,800	None
	(September 1, 1949)

Assembly Plant Manager of Saitama Factory of Automobile Production Operations in Regional Operations (Japan) in

January 1998

Assembly Plant Manager of Suzuka Factory of Domestic Production Operations in Regional Operations (Japan) in June 1999

Deputy Chief Operating Officer of Domestic Production Operations in Regional Operations (Japan) in April 2000

Executive Vice President and Director of Honda of the U.K. Manufacturing Ltd. in April 2001

Functional Operating Officer of the Company in April 2003 (present)

General Manager of Saitama Factory of Production Operations in April 2003

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
34.	†Kazuto Iiyama	Joined in April 1975	3,000	None
	(October 7, 1951)

Executive Vice President of Honda Manufacturing of Alabama, L.L.C. in November 2001

Functional Operating Officer of the Company in April 2002 (present)

Executive Vice President of Honda of the U.K. Manufacturing Ltd. in April 2003

Executive Vice President and Director of Honda Motor Europe Ltd. in April 2004 (present)

President and Director of Honda of the U.K. Manufacturing Ltd. in April 2004

*  Executive Vice President and Director of Honda Motor Europe Ltd.

*  President and Director of Honda of the U.K. Manufacturing Ltd.

35.	†Hiroshi Oshima	Joined in April 1977	3,000	None
	(December 2, 1952)	General Manager of Corporate Communications Division in Business Support Operations in April 2000 (present) Corporate Communications, Motor Sports in April 2004

36.	†Sho Minekawa	Joined in April 1978	3,000	(Note 2)
	(October 27, 1954)

President and Director of Honda New Zealand Ltd. in June 1998

General Manager of China Operation Office in Regional Operations (Asia & Oceania) in April 2002

Vice President of Guangzhou Honda Automobile Co., Ltd. in April 2003

President of Guangzhou Honda Automobile Co., Ltd. in April 2004

*  President of Guangzhou Honda Automobile Co., Ltd.

Notes 1:	Honda Leasing (Thailand) Co., Ltd. is carrying out the business belonging to the same category as that of the Company.

2:	Guangzhou Honda Automobile Co., Ltd. is carrying out the business belonging to the same category as that of the Company and the two companies perform transactions for parts supply, etc.

3:	† denotes newly appointed candidates for the position of Director.

4:	Satoru Kishi satisfies the required conditions for the outside director provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

FOURTH ITEM: Election of Three (3) Corporate Auditors

The terms of office of Corporate Auditors Mr. Kunihiro Chujo and Mr. Koji Miyajima are due to expire at the close of this meeting, and therefore three Corporate Auditors should be elected. The names and particulars of the three candidates for the position of Corporate Auditor are given below.

Further, the prior consent of the Board of Corporate Auditors has been obtained with regard to submission of this item on the agenda.

Candidate No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Koji Miyajima	Joined in April 1971	3,300	None
	(June 10, 1948)	General Manager of Overseas Operations Office No. 1 in Regional Operations (North America) in April 2000 Corporate Auditor in June 2001 Corporate Auditor (full-time) in June 2003

2.	† Hiroshi Okubo	Joined in April 1970	6,000	None
	(October 30, 1945)

General Manager of Executive Office in Business

Support Operations in June 1994

Director of the Company in June 1996

Chief Operating Officer for Business Support Operations and Chief Officer of Driving Safety Promotion Center in Business Support Operations in June 1999

Managing Director of the Company in June 1999 Compliance Officer in April 2003

Senior Managing Director of the Company in June 2003

3.	† Fumihiko Saito	Joined The Law Firm of Hamada & Yanagida (presently	None	None
	(June 9, 1945)

The Law Firm of Mori Hamada & Matsumoto) in April 1973

Partner of The Law Firm of Hamada & Matsumoto (presently The Law Firm of Mori Hamada & Matsumoto) in January 1979

General Manager of Law Division for IBM Japan Limited in May 1999

Director of IBM Japan Limited in June 1999

Established Haarmann Hemmelrath Saito Law Office in June 2003

Notes 1:	† denotes newly appointed candidate for the position of Corporate Auditor.

2:

Mr. Fumihiko Saito satisfies the required conditions for the Outside Corporate Auditors provided for in Article 18,

Paragraph 1, of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki Kaisha.

FIFTH ITEM: Revision of Amount of Remuneration Payable to Directors

With regard to the amount of remuneration payable to the Directors, it was determined at the 79th ordinary general meeting of shareholders held on June 24, 2003 that such amount of remuneration be seventy-nine million yen (¥79,000,000) or less per month, and the amount so determined has remained unchanged up to this date. In this regard, it is proposed that the amount of remuneration to the Directors will be revised to seventy-seven million yen (¥77,000,000) or less per month so pursuant to the concept that the total amount of remuneration and bonus is to be more closely connected with the financial results by raising the standard of bonus to the Directors, while by lowering the standard of remuneration to the Directors. Further, it would be arranged, as was in the past, that the amount of remuneration to the Directors will not include any amount of salary payable to employee-directors for their services as employees.

At present, the number of the Directors is thirty-six (36). If the matters under the THIRD ITEM on the Agenda are decided as proposed, the number of the Directors will be thirty-six (36).

In the meantime, with regard to the Corporate Auditors, a change will be also made so that the total amount of remuneration and bonus is to be more closely connected with the financial results by raising the standard of bonus to the Corporate Auditors, while by lowering the standard of remuneration to the Corporate Auditors in accordance with the decision through consultation of the Corporate Auditors. In order to prepare for the coming reinforcement of the Corporate Auditor system, however, no revision would be made as to the amount of remuneration to the Corporate Auditors, and thirteen million yen (¥13,000,000) or less per month determined at the 72nd ordinary general meeting of shareholders held on June 27, 1996 will remain unchanged.

SIXTH ITEM: Payment of Bonus to Directors and Corporate Auditors for the 80th Fiscal Year

The Company would, taking into consideration the profit for the current fiscal year, the amount of bonus paid to the Directors and the Corporate Auditors under the past appropriation of retained earnings and other various circumstances, pay the bonus in the total amount of 606 million yen (¥606,000,000) to the 36 Directors as of the end of the current fiscal year and the bonus in the total amount of 44 million yen (¥44,000,000) to the four Corporate Auditors as of the end of the current fiscal year in order to reward those Directors and Corporate Auditors for their services for the current fiscal year. The amount of bonus payable to each of the Directors and the Corporate Auditors would be left to the determination by the Board of Directors with regard to Directors’ bonus and to the consultation by the Corporate Auditors with regard to Corporate Auditors’ bonus.

SEVENTH ITEM: Presentation of Retirement Allowance to Retiring Directors and Corporate Auditors for Their Respective                                  Services

It is proposed that monetary rewards be given to Directors Mr. Yoshihide Munekuni, Mr. Hiroshi Okubo, Mr. Masahiro Yoshimura and Mr. Seiichi Moriguchi, and Corporate Auditor Mr. Kunihiro Chujo, who are to resign from office at the close of this meeting, for the meritorious services that they have rendered to the Company, pursuant to the past practice of the Company and in accordance with the Company’s bylaws on the retirement allowance of Directors and Corporate Auditors. It is proposed that decisions on the amount of money, time and method of payment of such monetary rewards be entrusted to the Board of Directors as to the retiring Directors and to the Corporate Auditors as to the retiring Corporate Auditors. Resumes of the above-mentioned persons are given below.

Name	Resume
Yoshihide Munekuni	Director of the Company in May 1984
Managing Director of the Company in May 1987
Senior Managing Director of the Company in June 1989
Executive Vice President and Director of the Company in June 1990
Chairman and Director in June 1997

Hiroshi Okubo	Director of the Company in June 1996
Managing Director of the Company in June 1999
Senior Managing Director of the Company in June 2003

Masahiro Yoshimura	Director of the Company in June 1999

Seiichi Moriguchi	Director of the Company in June 2000

Kunihiro Chujo	Corporate Auditor (full-time) of the Company in June 1998

Your attention is called to the fact that the figures appearing in the Financial Statements relate solely to Honda Motor Co., Ltd. and are not consolidated with those of its subsidiaries. The consolidated figures for the fiscal period ended March 31, 2004 will be prepared for holders of American Depositary Receipts and European Depositary Receipts in due course.

Printed in Japan

(TRANSLATION)

June 23, 2004

To our shareholders,

Notice of Resolutions passed by the 80th

Ordinary General Meeting of Stockholders

We hereby notify you that after the report described hereunder the following proposals were approved as briefly described hereunder by the 80th Ordinary General Meeting of Stockholders of the Company held today.

Yours sincerely,

/s/ Takeo Fukui
Takeo Fukui President and Representative Director

Honda Motor Co., Ltd.
1-1, 2-Chome
Minami-Aoyama,
Minato-ku
Tokyo

Particular

Matters reported:

Report on the Business Report, Balance Sheet and Statement of Income for the 80th Fiscal year (April 1, 2003—March 31, 2004). The contents of these documents were reported.

Matters resolved:

Proposal 1:  Approval of Proposal for Appropriation of Retained Earnings for the 80th Fiscal Year.

The proposal was approved in its original form, and a year-end dividend for the fiscal year under review shall be ¥23 per share.

Proposal 2:  Partial Amendments to the Articles of Incorporation

The proposal was approved in its original form, and the contents of the amendments are as follows:

Prior to Change	Post-Change
Chapter II. Shares	Chapter II. Shares

[Newly established]	(Purchase by Company of its own shares with resolution of the Board of Directors)

Article 6. The Company may purchase its own shares with a resolution of the Board of Directors in accordance with the provision of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Article 6. through Article 34. (description of the applicable provisions omitted)	Article 7. through Article 35. (same as at present)

Proposal 3:  Election of thirty six (36) Directors

The proposal was approved in its original form, and 32 directors, Mr. Takeo Fukui, Mr. Koichi Amemiya, Mr. Michiyoshi Hagino, Mr. Minoru Harada, Mr. Motoatsu Shiraishi, Mr. Satoshi Aoki, Mr. Atsuyoshi Hyogo, Mr. Satoshi Dobashi, Mr. Satoshi Toshida, Mr. Koki Hirashima, Mr. Koichi Kondo, Mr. Yasuo Ikenoya, Mr. Toru Onda, Mr. Akira Takano, Mr. Takanobu Ito, Mr. Satoru Kishi, Mr. Hiroyuki Yoshino, Mr. Mikio Yoshimi, Mr. Masaaki Kato, Mr. Shigeru Takagi, Mr. Hiroshi Kuroda, Mr. Akio Hamada, Mr. Teruo Kowashi, Mr. Tetsuo Iwamura, Mr. Takashi Yamamoto, Mr. Masaru Takabayashi, Mr. Tatsuhiro Oyama, Mr. Suguru Kanazawa, Mr.Manabu Nishimae, Mr. Fumihiko Ike, Mr. Masaya Yamashita and Mr. Hiroshi Kobayashi were all re-elected and they have assumed their posts. In addition, Mr. Kazuo Sagawa, Mr. Kazuto Iiyama, Mr. Hiroshi Oshima and Mr. Sho Minekawa were all newly elected and they have assumed their posts.

Proposal 4:  Election of Three (3) Corporate Auditors

The proposal was approved in its original form, and a Corporate Auditor, Mr. Koji Miyajima was re-elected and he has assumed his posts and Mr. Hiroshi Okubo and Mr. Fumihiko Saito were both newly elected and they have assumed their posts.

Proposal 5:  Revision of Amount of Remuneration Payable to Directors

It was approved, in its original form, that the amount of remuneration to the Directors was revised to seventy-seven million yen (¥77,000,000) or less per month and that it would be arranged, as was in the past, that the amount of remuneration to the Directors does not include any amount of salary payable to employee-directors for their services as employees.

Proposal 6:  Payment of Bonus to Directors and Corporate Auditors for the 80th Fiscal Year

It was approved, in its original form, that the total amount of bonus to be paid to the 36 Directors as of March 31, 2004 shall be six hundreds and six million yen (¥606,000,000) and the total amount of bonus to be paid to the four Corporate Auditors as of March 31, 2004 shall be forty-four million yen (¥44,000,000) and that the amount of bonus payable to each of the Directors will be determined by the Board of Directors and the amount of bonus payable to each of the Corporate Auditors will be determined by the consultation among the Corporate Auditors.

Proposal 7:	Presentation of Retirement Allowance to Retiring Directors and Corporate Auditors for Their Respective Services.

It was approved, in its original form, that monetary rewards be given to the Directors, Mr. Yoshihide Munekuni, Mr. Hiroshi Okubo, Mr. Masahiro Yoshimura and Mr.Seiichi Moriguchi, and Corporate Auditor Mr. Kunihiro Chujo who are to resign from office at the close of this meeting, for the meritorious services that they have rendered to the Company, pursuant to the past practice of the Company and in accordance with the Company’s bylaws on the retirement allowance of Directors and Corporate Auditors and that decisions on the amount of money, time and method of payment of such monetary rewards be entrusted to the Board of Directors as to the retiring Directors and to the Corporate Auditors as to the retiring Corporate Auditors.

(English Translation )

Public Notice of Unconsolidated

Financial Statements for the 80th

Fiscal Period ended March 31, 2004

Honda Motor Co., Ltd. 1-1, 2-Chome, Minami-Aoyama Minato-ku, Tokyo

By: Takeo Fukui President and Representative Director

Summary of Balance Sheet

(As of March 31, 2004)

(in billions of yen)

Assets:
Current assets	964.5
Cash and bank deposits	364.9
Trade receivables	305.7
Inventories	124.6
Other	174.2
Allowance for doubtful accounts	(5.0)
Fixed assets	1,312.1
Tangible fixed assets	623.2
Buildings	192.4
Machinery & equipment	81.5
Land	268.3
Other	80.9
Intangible fixed assets	5.9
Investments & others	682.9
Investments in subsidiaries	480.9
Investment securities	117.4
Other	102.1
Allowance for doubtful accounts	(17.6)
Total assets	2,276.7

Liabilities and Stockholders' equity:
Current liabilities	586.8
Notes and Accounts payable	327.0
Accounts payable-other and accrued expenses	123.4
Accrued product warranty	47.5
Other	88.8
Fixed liabilities	148.8
Accrued product warranty	36.9
Accrued retirement benefits for employees	101.0
Other	10.8

Total liabilities	735.6

Common stock	86.0
Total capital surplus	170.5
Capital surplus	170.3
Other capital surplus, realized gain on treasury stock, at cost	0.1
Total retained earnings	1,393.8
Unrealized gains on securities available for sale, net	42.3
Treasury Stock	(151.6)

Total stockholders' equity	1,541.1

Total liabilities and stockholders' equity	2,276.7

Note:
1. Accumulated depreciation of tangible assets	910.4 billion yen
2. Net income per common share for the period	237.51 yen
3. Net assets as defined in Article 124, Item 3 of the Commercial Code of Japan	47.2 billion yen

Summary of Statement of Income

(April 1, 2003—March 31, 2004)

(in billions of yen)

Net sales	3,319.7
Cost of sales	2,216.9
Selling, general and administrative expenses	918.1
Operating profit	184.7
Non-operating income	143.4
Non-operating expense	17.0
Ordinary profit	311.2
Extraordinary gain	5.5
Extraordinary loss	8.4
Income before income taxes	308.2
Corporate, inhabitant and business income taxes	102.1
Deferred income taxes	(20.3)
Net income for the period	226.4
Unappropriated retained earnings at the beginning of the year	33.9
Interim dividends paid	18.1
Unappropriated retained earnings at end of year	242.2

(English Translation )

Public Notice of Consolidated

Financial Statements for the 80th

Fiscal Period ended March 31, 2004

Summary of Consolidated Balance Sheet

(As of March 31, 2004)

(in billions of yen)

Assets:
Current assets	3,653.2
Cash & cash equivalents	724.4
Trade receivables	373.4
Finance subsidiaries-receivables, net	1,264.6
Inventories	765.4
Deferred income taxes	222.1
Other current assets	303.1
Finance subsidiaries-receivables, net	2,377.3
Investments and advances	541.0
Net property, plant and equipment	1,435.5
Other assets	321.5

Total assets	8,328.7

Liabilities and Stockholders' equity:
Current liabilities	3,334.8
Short-term debt	1,221.3
Trade payables	911.2
Accrued expenses	813.7
Income taxes payables	31.1
Other current liabilities	357.2
Long-term debt	1,394.6
Other liabilities	724.9

Total liabilities	5,454.3

Common stock	86.0
Capital surplus	172.7
Legal reserves	32.4
Retained earnings	3,589.4
Accumulated other comprehensive income (loss)	(854.5)
Treasury stock	(151.6)
Total stockholders' equity	2,874.4

Total liabilities and stockholders' equity	8,238.7

Note:	Consolidated balance sheets and consolidated statements of income are in accordance with accounting principles generally accepted in the United States of America.

The number of consolidated subsidiaries is 317 and the number of companies that are accounted for by the equity method is 124.

Summary of Consolidated Statement of Income

(April 1, 2003—March 31, 2004)

(in billions of yen)

Net sales	8,162.6
Cost of sales	5,609.8
Selling, general and administrative expenses	1,503.6
Research and development expenses	448.9
Operating income	600.1
Other income	64.2
Other expenses	22.4
Income before income taxes	641.9
Income taxes	252.7
Income before equity in income of affiliates	389.1
Equity in income of affiliates	75.1
Net income	464.3

(Reference)

Ref. # C04-038

Brisk Pace of Orders Received for Elysion Flagship Minivan

Tokyo, June 8, 2004 – Honda Motor Co., Ltd. announced today that is has received brisk orders for its new flagship minivan Elysion since its launch on May 13th. Orders from customers now total approximately 10,000 units as of June 7th. This figure is nearly 2.5 times the monthly sales target of 4,000 units.

Sales Percentage by Grade

2.4 L			3.0 L
M	G	X	VG	VX	VZ

0% (0.2%)	35%	21%	15%	253%	4%

	56%			44%

Sales Percentage by Color

• Blueish White Pearl	62%

• Satin Silver Metallic	15%

• Nighthawk Black Pearl	12%

• Meteor Silver Metallic	4%

• Desert Mist Metallic	3%

• Other (Deep Green Pearl, Indigo Blue Pearl, Milano Red, Royal Ruby Red Pearl)	4%

Installment Percentage of Main Factory Options

• Voice-operated Honda HDD Navigation System with rear camera	89%

• Power sliding door (driver’s side)	46%

Other

• The exterior styling, interior configuration and comfort as well as driving performance have been highly evaluated. Customers have been mainly families in the 30-40 year age bracket.

ref. #M04-021

Honda Releases the PS250—A New Kind of City Bike

June 16, 2004—Honda Motor Co., Ltd. today announced the release of the 250cc bike PS250, which fuses the open feel of a motorcycle with the comfort of a scooter, representing Honda’s new concept in urban bikes. The PS250 will go on sale in Japan from June 30th.

Designed around a rough ‘n tough image, the practical, multipurpose PS250 offers a rugged simplicity and a special focus on functionality. The fifth model to be produced by Honda’s ‘N’ Project* team, following the 50cc Ape, Zoomer, Bite and Solo, the PS250 marks the N Project’s entry into the 250cc compact motorcycle market.

Styled for the tastes of a younger generation that values individuality, the PS250 features an exposed design that shows off its unique wide-pipe frame, which surrounds the body to create the laid-back look of an American custom bike. Like a scooter, it sports a gearless V-Matic transmission for smooth, stepless acceleration, and Honda’s Hydraulic Combined Braking System, which appropriately distributes braking force between the front and rear wheels, resulting in balanced, stable application of braking force. The motorcycle-like styling and scooter-like ease-of-handling combine to provide superior performance.

*	‘Stands for “New Project.” The N Project is dedicated to creating stylish, attractive products that will appeal to youthful people. The N Project released its first model, the Ape, in February 2001; its second model, the Zoomer, in June 2001; its third model, the Bite, in January 2002; and its fourth model, the Solo, in March 2003.

PS250

• Annual sales target (Japan):	4,000 units
• Manufacturer’s suggested retail price:	502,950 yen
(Price excluding consumption tax:)	479,000 yen

Note: Prices are for reference only and do not include insurance, taxes other than consumption tax, registration fees, etc.

Publicity information relevant to the PS250 is available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

The low, flat tandem seat makes it easy for the rear passenger to get on and off, and improves communication between the driver and passenger by putting their heads at the same level. The distinctive folding rear seat also lifts to become a large backrest for the driver, revealing a flat area with substantial carrying capacity.

Anti-theft systems include a main switch shutter and prewiring for the immobilizer alarm systems which are available as dealer options.

The PS250 comes in three color combinations: Parrot Yellow with Matte Axis Gray Metallic; Camouflage Green with Black; and Twilight Gray with Matte Axis Gray Metallic.

= Key Features =

•	Styled for rider individuality

The simple handlebars, square design of the lights, and simple, easy-to-read instrument panel all integrate with the solid look of the distinctive, wide-pipe frame to create fresh, individualized style.

The folding seat is a styling element that adds to the pleasure of riding tandem and the functionality of the bike.

•	Freely adjustable folding seat

The seat slides 90 mm to 10 different positions forward and backward, providing maximum riding comfort for riders of all sizes. Riders can adjust the seat while straddling the bike by inserting the ignition key into a keyhole below the seat front and then operating the seat slide lever.

The low seat height allows passengers get on and off the bike easily. It also positions the passenger at the same height as the driver, facilitating communication and enhancing the enjoyment of riding together.

A lever on the right side of the folding seat raises the seat to form a large backrest for the rider, who is then able to lean back and rest his or her feet on the floorboard for a more comfortable ride.

•	Superior cargo carrying capacity

Folding the passenger seat up to the backrest position reveals a large, flat cargo area. Designed for maximum carrying capacity, the bike is also outfitted with a grab rail and baggage hooks, making it possible to carry relatively large items. A mini cargo area above the front headlight can tote smaller items, while a convenient locking utility box to the lower right of the passenger seat also stores small items securely.

•	Water-cooled, four-stroke, 250cc engine

The water-cooled, four-stroke, OHC 250cc single-cylinder engine and wide ratio V-Matic continuously variable transmission work in concert to provide easy acceleration at all speeds and spirited city driving.

•	Reliable front and rear-linked braking system

The PS250 is equipped with Honda’s Hydraulic Combined Braking System, which delivers optimal braking force to the front and rear wheels when the rider simply operates the more frequently used left (rear) brake lever. This proprietary Honda system provides superior bike stability and braking efficiency. The bike also features a parking brake lever on the front right side that locks and releases the rear wheel brake with ease, effectively holding the bike in position when waiting at traffic lights, stopping on a hill, or parking.

•	Theft and tamper prevention

The anti-theft system features a key cylinder that provides centralized control of the main switch and handle lock. The key cylinder is also equipped with a tamper-resistant protective shutter. Extra security is achieved through prewiring for the optional motion-activated alarm kit, manufactured by Honda Access Co., Ltd. (sold separately), or the Honda Access-made immobilizer alarm kit that sounds an alarm and cuts off the ignition system (sold separately).

Specifications

Model Name		PS250
Model Type		Honda BA - MF09
L x W x H	(m)	2.085 x 0.795 x 1.090
Wheelbase	(m)	1.455
Ground Clearance	(m)	0.135
Seat Height	(m)	0.725
Vehicle Weight	(kg)	171
Dry Weight	(kg)	159
Number of Riders		2
Fuel Consumption	(km/l)	37.2 (60km/h constant speed, low altitude)
Turning Radius	(m)	2.3
Engine Type		MF04E water-cooled, 4-stroke OHC single-cylinder
Displacement	(cm3)	249
Bore x Stroke	(mm)	72.7 × 60.0
Compression Ratio		10.5
Maximum Power	(kW [PS]/rpm)	14 [19]/7,000
Maximum Torque	(N·m[kg·m]/rpm)	21 [2.1]/5,500
Fuel System		Carburetor (VE3BM)
Starter		Electric
Ignition		Fully transistorized, battery-powered
Lubrication		Combination pressure/splash
Fuel Tank Capacity	(l)	12
Clutch		Dry, multi-plate shoe
Gearbox		Constant mesh (V-Matic)
Gear Ratio	1 gear	2.250 – 0.830
Caster Angle (degrees)/Trail (mm)		28°00’/92
Tire Size	Front	110/90-12 64L
	Rear	130/70-12 56L
Braking System	Front	Hydraulic disc
	Rear	Hydraulic leading/trailing
Suspension	Front	Telescopic
	Rear	Unit-swing arm type
Frame		Backbone

4

ref. #M04-022

Honda Releases the Dio Cesta—

a 50cc Scooter with Superior Carrying Capacity

June 18, 2004—Honda Motor Co., Ltd. today announced the release of the Dio Cesta, an all-new 50cc scooter. Designed as a fun and convenient way to commute and get around town, the Dio Cesta features a large, fully-integrated front basket for a smart, stylish appearance and superior carrying capacity. The Dio Cesta will be manufactured by Sundiro Honda Motorcycle Co., Ltd. in China and released for sale in Japan on July 2.

The 4-stroke, air-cooled engine, featured in the recent Dio model, offers low noise and excellent fuel economy. Fully integrated with the scooter body, the large front basket provides greatly increased carrying capacity and has a rolling shutter to deter theft and hold items securely. The headlight is positioned below the basket so as to remain clear of items at all times, while the handle cover position lamp improves rider visibility and serve as a convenient light source at night. The seat is just 690 millimeters high—ideal for female riders, and the steering column is also designed for lightness and ease of handling.

The Dio Cesta comes in three exciting colors: Pearl Procyon Black, Pearl Quench Yellow, and Sirius Blue Metallic. The seat is a stylish two-tone Black with Brown, and the accents, such as the floor, are a delicate and appealing Brown.

Dio Cesta

• Annual sales target (Japan):	12,000 units
• Manufacturer’s suggested retail price:	135,450 yen
(Price excluding consumption tax:)	129,000 yen

Note: Prices are for reference only and do not include insurance, taxes other than consumption tax, registration fees, etc.

Publicity information relevant to the Dio Cesta is available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

= Key Features =

•	Superior storage and carrying capacity

Made of a light, sturdy plastic resistant to denting or deformation, the front basket is fully integrated with the scooter body for a smart, stylish look. A generous 24 liters in volume, the basket is ideal for shopping and other daily uses, while the rolling shutter holds items securely and deters theft. The 22-liter under-seat storage compartment accommodates a standard full-face helmet,1 and the front inner box can hold a 1.5-liter drink bottle or a similarly large item.

•	Lower seat and lighter steering column

The shape, thickness, and low 690 milimeter height of the seat are designed to provide maximum comfort and an optimum position for the feet during driving. Also, the special position and shape of the steering column reduce by half 2 the force required for operation, making for exceptionally light and easy handling.

•	Reliable front and rear-linked braking system

The Dio Cesta is equipped with Honda’s Hydraulic Combined Braking System, which delivers optimal braking force to the front and rear wheels when the rider simply operates the more frequently used left (rear) brake lever. This proprietary Honda system provides superior bike stability and braking efficiency.

•	Theft and tamper prevention

The anti-theft system features a key cylinder that provides centralized control of the main switch and handle lock. The key cylinder is also equipped with a tamper-resistant protective shutter. Extra security is achieved through prewiring for the optional motion-activated alarm kit, manufactured by Honda Access Co., Ltd. (sold separately), or the Honda Access-made immobilizer alarm kit that sounds an alarm and cuts off the ignition system (sold separately). A U-lock holder on the rear carrier stores the lock when it is not in use.

1 May not accommodate non-standard helmets.

2 Honda in-house measurement.

Specifications

Model Name		Dio Cesta
Model Type		Honda BA – AF62
L x W x H	(m)	1.720 x 0.630 x 1.020
Wheelbase	(m)	1.180
Ground Clearance	(m)	0.110
Seat Height	(m)	0.690
Vehicle Weight	(kg)	81
Dry Weight	(kg)	77
Number of Riders		1
Turning Radius	(m)	1.8
Engine Type		AF61E air-cooled, 4-stroke OHC single-cylinder
Displacement	(cm3)	49
Bore x Stroke	(mm)	37.8 × 44.0
Compression Ratio		10.1
Maximum Power	(kW[PS]/rpm)	3.0 [4.1]/8,000
Maximum Torque	(N·m[kg·m]/rpm)	3.7 [0.38]/6,500
Fuel Consumption	(km/l)	65.0 (30km/h constant speed, low altitude)
Carburetor Type		VK0DB
Starter		Self-starting (also kick-start)
Ignition		CDI battery ignition
Lubrication		Combination pressure/splash
Fuel Tank Capacity	(l)	5.0
Clutch		Dry, multi-plate shoe
Gearbox		Constant mesh (V-Matic)
Gear Ratio	1 gear	2.850 – 0.860
Reduction ratio	Primary	3.600
	Secondary	3.769
Caster Angle (degrees)/Trail (mm)		26°30’/71
Tire Size	Front	80/100-10 46J
	Rear	80/100-10 46J
Braking System	Front	Mechanical leading/trailing
	Rear	Mechanical leading/trailing
Suspension	Front	Telescopic
	Rear	Unit-swing type
Frame		Underbone

Ref. # C04-042

Honda Environmental Annual Report 2004 Published

June 21, 2004 — Honda Motor Co., Ltd. today issued its Honda Environmental Annual Report 2004, outlining the Company’s domestic Japanese environmental performance for fiscal 2003 (ending March 31, 2004) and its objectives for fiscal 2004 (ending March 31, 2005).

Published annually since 1998, this seventh edition of the report is intended to serve both as an annual report on the objective and progress of environmental activities based on the “Honda Environment Statement,” and as an environmental communications tool for collecting critical feedback and comments from a large number of people who are engaged in Honda corporate activities.

The principle achievements announced in the report for fiscal 2003 (April 2003-March 2004) are as follows:

•	Product development

Of the nine in-house target objectives that Honda aimed to achieve by 2005 in the products domain, Honda has newly attained the following:

•	Automobiles

Objective: To reduce the total hydrocarbon and NOx exhaust emissions of newly released automobiles by approximately 75%, compared with 1995.

Progress: Total hydrocarbon and NOx exhaust emissions for newly released automobiles has been reduced by approximately 83.7%.

•	Motorcycles

Objective: To improve the average fuel economy of motorcycles by approximately 30%, compared with 1995.

Progress: Motorcycle fuel efficiency has been improved by approximately 33.7%.

The Company has also continued to achieve its objectives in the following three categories:

•	Automobiles

Objective: To improve the average fuel economy of automobiles by approximately 25%, compared with 1995.

Progress: Automobile fuel efficiency has been improved by approximately 35%.

•	Motorcycles

Objective: To reduce the total hydrocarbon exhaust emissions of motorcycles to approximately 1/3 (approx.33%) of 1995 levels.

Progress: Motorcycle hydrocarbon emissions have been reduced to approximately 31% of 1995 levels exceeding objective.

•	Power Products

Objective: To reduce the average hydrocarbon and NOx exhaust emissions of power products by approximately 30%, compared with 1995.

Progress: Average hydrocarbon and NOx exhaust emissions for power products has been reduced by approximately 36%.

•	Production

Honda has continued to meet the following energy saving objective.

Objective: To achieve the in-house target of a 30% reduction in the energy consumption rate by 2010, compared with 1990.

Progress: As of the end of fiscal 2003, the Company had reduced its energy consumption rate by 18.9%.

Other Principal Areas

•	Environmental protection costs: 140.8 billion yen (including R&D costs of 133.8 billion yen).

•	All models now conform to the Japanese government exhaust emissions standards for 2005. In addition, 12 types of six models received certification as “Low Emissions Vehicles (LEV),” which means that their exhaust emissions is 75 % below the permissible level. (As of March 31, 2004)

•	40 types of 18 models have achieved a fuel efficiency level that exceeds the 2010 fuel efficiency standards by 5% (As of March 31, 2004)

The Japanese language version of the report will be available for viewing in HTML format on June 22, 2004 at the following URL: http://www.honda.co.jp/environmental-report/2004/

The English language version of the report is scheduled for completion in the first half of September, and will be published both as a pamphlet and in electronic form, which will be able to be viewed via a link from the above-indicated site.

Inquiries and Requests concerning the Honda Environmental Annual Report 2004

For inquiries, please contact the Honda Environment and Safety Planning Office.

Telephone: 03-5412-1155 (direct line)

URL: http://www.honda.co.jp/environment/

This report is available over the Internet at:

http://www.honda.co.jp/environmental-report/req.html

ref. #C04-043

Honda Begins Sales of New 50cc Scooter in China

Tianjin, June 24, 2004 — Sundiro Honda Motorcycle Co., Ltd., Honda’s motorcycle production and sales joint venture in China, has begun sales of the 50cc scooter, “Ziyou Today”, in the Chinese market (known as “Today” in Japan).

Ziyou Today achieves excellent environmental performance, adopting the EURO1 emission standard required in China and offering high fuel efficiency. In addition, Ziyou Today offers enhanced features, including an anti-theft system. This high quality and highly reliable scooter is being launched to offer new value for customers in China. The price for the standard model is RMB (yuan) 5,780 (approximately ¥75,000 yen), with an annual sales target of 50,000 units.

Ziyou Today is the Chinese version of Today, first introduced to Japan in August 2002. Sundiro Honda has been manufacturing and exporting Today to nine countries around the world, including Japan, Australia, New Zealand, and Mexico. In Japan, Today has been well-received with total sales of more than 200,000 units from its introduction in August 2002 through May 2004.

The Chinese motorcycle market is estimated at 12 million units in 2004, with 50cc scooters estimated to account for 1 million of that total.

Honda launched the new 125cc Cub model, Xin Gainian, earlier this month. In addition, a new 125cc scooter, the first model to be designed and developed by Honda’s local R&D facility in Shanghai, will be introduced later this fall.

Ziyou Today

< About Ziyou Today >

Length x Width x Height (m): 1.695 x 0.630 x 1.038

Engine Type: air-cooled 4-stroke single-cylinder engine

Displacement: 49cc

Publicity photographs and materials concerning this release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Ref.#C04-044

Overseas Production and Exports On the Rise in May

Tokyo, June 25, 2004 – Honda Motor Co., Ltd. today announced production, domestic sales and export results for the month of May, 2004.

Domestic auto production increased 3.2% over the first five months of the year compared to the same period a year ago, despite a slight decline in the month of May. With production in Asia increasing more than 36% in May compared to the same month last year, total overseas production increased slightly from last year.

Cumulative domestic sales remained relatively unchanged for the first five months compared to the same period a year ago, despite a 3.2% decline in May, from the previous year. Sales of mini-vehicles remained strong and marked the eighth consecutive month of increased sales dating back to October 2003. Life was Honda’s best-selling car in May with sales of 10,882 units, a 48.5% increase from last year. Demand for Fit, Odyssey and Mobilio remained strong with sales of 9,642 unit, 5,944 units, 5,425 units, respectively. Sales of the all-new Elysion, introduced in the middle of the month, totaled 3,204 units.

Total exports increased 8.7% in May, compared to the same month a year ago due to an increase in exports to Europe and Asia as well as Oceania and the Middle East. Cumulative exports for the first five months of the year increased 4.4% compared to the same period last year.

PRODUCTION, SALES, EXPORTS (May 2004)

PRODUCTION

	May		Annual Total - 2004
	Units	Vs.5/03	Units	Vs.2003
Domestic	85,707	-2.6%	496,302	+3.2%
Overseas (CBU only)	158,094	+1.9%	796,952	+2.9%

Worldwide Total	243,801	+0.3%	1,293,254	+3.0%

OVERSEAS PRODUCTION

	May		Annual Total - 2004
	Units	Vs.5/03	Units	Vs.2003
North America	99,521	-8.3%	521,081	-6.9%
(USA only)	64,842	-11.0%	342,633	-9.0%
Europe	15,684	+6.1%	84,865	+3.6%
Asia	36,380	+36.7%	161,605	+38.6%
Others	6,509	+25.2%	29,401	+80.3%

Overseas Total	158,094	+1.9%	796,952	+2.9%

SALES (JAPAN)

Vehicle type	May		Annual Total - 2004
	Units	Vs.5/03	Units	Vs.2003
Passenger Cars & Light Trucks	32,761	-7.2%	200,385	-8.5%
(Imports)	723	-67.9%	4,423	-53.0%
Mini Vehicles	17,317	+5.6%	111,868	+16.6%

Honda Brand Total	50,078	-3.2%	312,253	-0.9%

EXPORTS

	May		Annual Total - 2004
	Units	Vs.5/03	Units	Vs.2003
North America	18,232	-9.2%	98,996	-1.7%
(USA only)	17,436	+5.3%	90,105	+3.8%
Europe	12,813	+22.2%	59,172	+6.2%
Asia	1,908	+15.0%	5,905	-32.4%
Others	9,356	+39.4%	39,216	+32.7%

Total	42,309	+8.7%	203,289	+4.4%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

< Reference >

ref. #C04-045

Orders Received for Newly Introduced Fit

Tokyo, June 25, 2004 – Honda Motor Co., Ltd. today announced details concerning the number of orders it has received for its newly introduced Fit automobile, which underwent a minor model change and was unveiled on June 10th.

In the roughly two-week period since the model went on sale on June 11th, accumulated orders placed by customers totaled approximately 13,000 units. This pace far surpasses projected monthly sales of 12,000 units.

During the current minor model change, changes were made to both the interior and exterior, top-of-the-class fuel economy was achieved, and additional types were introduced including a model equipped with advanced systems such as a smart key and a fully automatic air conditioner as well as a sporty type. In addition, a 5-speed manual transmission version is now available on certain types. As a result of these modifications, the Fit is now being purchased by an even wider range of customers.

•	Grade breakdown by percentage

1.3A	51%
1.3W	20%
1.5W	13%
1.5S	6%
Other	10%

*	The percentage of 1.5 liter models among total Fit orders is 25%

*	The percentage of 5-speed manual transmissions (installed on FWD 1.5W and 1.5S models) is 6% of total Fit orders.

•	Color breakdown by percentage

Storm Silver Metallic	18%

Premium White Pearl	14%

Satin Silver Metallic	12%

Sirius Blue Metallic	9%

Premium Yellow Pearl	4%

Rose Orange Metallic	3%

Other (6 colors)	40%

•	Main factory equipped optional equipment by percentage

• F package	80%

(Door mirror blinker (LED) / retractable remote control
body-color door mirror / micro antenna / privacy glass
(rear door / rear quarter / tailgate))

• Fully automatic air conditioner	38%

Honda Accord Hybrid: Honda’s Best-Selling Vehicle Goes Hybrid

Accord Hybrid Set to debut later this year with V-6 performance and four-cylinder Fuel Economy

TORRANCE, CA, June 28 2004 – American Honda released the first images of its 2005 Accord V6 Hybrid, a gas-electric hybrid version of Honda’s best-selling car, scheduled to go on-sale at Honda dealerships nationwide later this year. Utilizing a next-generation hybrid powertrain, the Accord V6 Hybrid will deliver power and performance above the current 240-horsepower Accord V6 with the fuel economy of a compact-class, four-cylinder Civic sedan.

Accord V6 Hybrid
(computer enhanced image)

“Putting hybrid technology into our most popular model is a further indication of Honda’s commitment to hybrid technology and our confidence that consumers are ready for more hybrid models,” said Tom Elliot, executive vice president of American Honda Motor Co., Inc. “The Accord hybrid delivers both increased performance and higher fuel economy. It takes hybrid technology into all new territory.”

With class-leading performance and fuel efficiency provided by a highly advanced and super-efficient hybrid V6 powertrain, the Accord Hybrid will produce in excess of 240 horsepower with near-peak torque available across the engine’s full operating range for exhilarating performance with superb acceleration, passing power and cruising comfort.

Honda’s innovative new Variable Cylinder Management (VCM) technology further enhances the efficiency of the Accord Hybrid by deactivating three of the engine’s six cylinders during cruising and deceleration with no impact to vehicle performance or passenger comfort.

Honda’s advanced and super-efficient Integrated Motor Assist (IMA) hybrid system utilizes a high-output electric motor/generator to provide for more efficient engine operation by capturing electrical energy during braking or deceleration and using that energy to help power the vehicle. In addition, the system features the ability to shut off the engine during vehicle stops for further efficiency gains. The resulting savings in fuel consumption, along with VCM cylinder deactivation, provides for fuel economy comparable to a compact-class Civic sedan powered by a four-cylinder engine.

The Accord Hybrid’s exterior has a number of exclusive features including a unique front grille design, new taillight appearance and special hybrid badging, along with a rear trunk lid spoiler and exclusive alloy wheel design for improved aerodynamics.

Honda introduced the Insight, America’s first hybrid vehicle and still the fuel economy leader, in December 1999. Honda then took hybrid technology into the mainstream with the introduction of the Civic Hybrid in March 2002. Sales of the Insight and Civic Hybrid accounted for more than half of all U.S. hybrid sales in 2003, according to R.L. Polk vehicle registration data. Civic Hybrid set consecutive sales records in March, April and May with year-to-date sales up nearly 20 percent versus last year through the end of May.

ref.# C04-046

Reassessment of Transfer Pricing of Transactions Between

Honda and Honda’s Motorcycle Operation in Brazil

Tokyo, June 29, 2004 — Honda Motor Co., Ltd. announced today that it has received notification from the Tokyo Regional Taxation Bureau, of a reassessment of the profits Honda earned from its transactions with Moto Honda da Amazonia, Ltda., its local subsidiary in Brazil, for the 6-year period of 1997-2002. The Taxation Bureau claims that distribution of the profits between Honda Motor Co., Ltd. and Moto Honda da Amazonia, Ltda. was too low on the Japan side. Income was reassessed at an additional 25.4 billion yen resulting in Honda incurring an additional tax of approximately 13.0 billion yen. Honda has voiced its objection to this reassessment and from the standpoint of preventing double taxation, plans to file a formal request for bilateral consultations between the two countries based on the Tax Convention.

Honda established Moto Honda da Amazonia, Ltda. in 1975. Local production began in 1976. Situated in Manaus, Amazonas, a designated industrial development region, Moto Honda da Amazonia, Ltda. has increased its local content ratio to approximately 90%, in line with the Brazilian government’s strategy of having main production processes take place locally. Improvements in quality and productivity have led to the realization of substantial cost reductions. Further, in the area of sales, Brazil’s unique installment sales system has been utilized and expanded into the largest scale operation of its kind in the nation resulting in the establishment of a strong sales network. Through such local efforts to expand its business, Moto Honda da Amazonia has been able to weather major fluctuations in the economy, proactively reinvest profits locally and rapidly increase sales by over 10-fold in a period of 10 years.

In the fiscal year which ended December 31, 2003, Moto Honda da Amazonia, Ltda. produced approximately 820,000 units and achieved domestic sales of roughly 730,000 units. Approximately 90,000 units were exported to 68 countries in North America, Europe and Oceania as well as Central and South America. Exports of finished motorcycles from Honda Motor Co., Ltd. to Brazil totaled roughly 300 units during the same period.

In their business activities, Moto Honda da Amazonia, Ltda. and Honda Motor Co., Ltd. have determined the business terms relating to the transactions between them based upon applicable laws and regulations in Brazil and have paid appropriate taxes in Japan and Brazil on profits earned from these business activities in accordance with the tax laws of both countries.

Over a period of many years, Honda has made dedicated efforts to grow its local operation in Brazil and the Taxation Bureau’s allegation that the bulk of profits earned there must be allocated to Japan is totally unacceptable. Honda is confident that its assertion will be fully respected during the course of relevant proceedings and that this case will be resolved in a manner acceptable to Honda.